UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

SAVE FOODS, INC.

(Exact name of registrant as specified in its charter)

Delaware	26-468460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Habarzel 7, Tel Aviv, Israel, 6971011

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code.	+972 72 2116144

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act:	Common Stock, $0.0001 Par Value
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[X]
		Emerging growth company	[ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

EXPLANATORY NOTE

Save Foods, Inc. is filing this General Form for Registration of Securities on Form 10, which we refer to as the Registration Statement, to register its shares of common stock, par value $0.0001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Unless otherwise mentioned or unless the context requires otherwise, when used in this Registration Statement, the terms “Save Foods,” “Company,” “we,” “us,” and “our” refer to Save Foods, Inc.

FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Registration Statement on Form 10 may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, statements relating to the research, development and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Readers are urged to carefully review and consider the various disclosures made throughout this Registration Statement, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this Registration Statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission, or the SEC. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the website maintained by the SEC at http://www.sec.gov.

Our Internet website address is www.savefoods.co. Information contained on the website does not constitute part of this Registration Statement. We have included our website address in this Registration Statement solely as a non-active reference. When this Registration Statement is effective, we will make available, through a link to the SEC’s website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and the Section 16 reports to be filed by our executive officers, directors and 10% stockholders and amendments to those reports.

Item 1. Business

Overview

Save Foods, Inc. (hereinafter the “Company”, “our”, “we” or “us”) is a small and innovative company that develops, produces, and focuses on delivering “green” solutions within the food industry, aimed at improving food safety and prolonging shelf life of fresh produce. We have developed a set of eco-friendly and “green” sanitizing solutions for fresh produce with high efficiency against human pathogens like Salmonella, E. coli, and Listeria as well as against plant pathogens. This also allows us to ensure food safety, extend shelf life and reduce food waste.

Our technology is based on hydrogen peroxide and additional food acid blends, and is capable of cleaning, sanitizing and controlling pathogens that render produce unsafe for human consumption or which lead to certain forms of decay in fruit and vegetable.

Our formulation creates an optimal environment for hydrogen peroxide to reach maximum efficiency, significantly extends the contact time of the hydrogen peroxide with the target pathogens, which in due course ensures high levels of product safety. This formulation ultimately allows us to use a very low concentration of hydrogen peroxide, and generates a hostile environment for the pathogens by forming a temporary protective shield around the sanitized produce.

In addition, unlike conventional bactericides and fungicides, the active ingredients in our products do not leave any residues of toxicological concern on the treated produce; hydrogen peroxide rapidly decomposes to water and oxygen and the other food acids are recognized by the United States Food and Drug Administration, or FDA, as GRAS, or Generally Recognized As Safe. More importantly, it significantly reduces the need for additional post-harvest applications such as conventional chemical bactericides and fungicides, which have regulatory limitations on maximum residue levels (MRL) allowed.

Further, our innovative solution provides packing house workers and other users of our products a safe and environmentally friendly, clean sanitizing process, which includes a vegetable wash that does not irritate the eyes, skin or airways.

Our first application is in post-harvest treatment, and mainly targets fruit and vegetable packing houses that treat, clean and package citrus, avocado, papaya, mango, potatoes, onion and sweet potatoes. We are currently exploring additional applications for pre-harvest treatments and for the food industry, including fresh cut, fresh salads and processed foods. Our latest application is in greenhouses. We already conducted a proof of concept with a proven product safety and efficacy as applied towards a range of micro-greens and cannabis. While we have not completed a thorough study or examination of our technology vis-à-vis cannabis products, we believe our technology presents a unique solution for a variety of cannabis providers since it might help them significantly reduce yield losses that are caused by microbial infection. In addition, we believe that we may play a significant role in ensuring cannabis (both medicinal and recreational) is made safe for consumers, specifically with respect to reducing levels of pesticide residues and toxins produced by specific microbial infections and also eliminating the presence of human pathogens.

Industry overview

Fruits and vegetables are essential food commodities. Consumption of fresh fruits and vegetables has increased dramatically over the last several decades. Currently, production and consumption of fresh fruit and vegetables is growing globally, and according to the latest market study released by Technavio, the global fresh food market size is projected to grow to $2.3928 billion by 2021. Nonetheless, roughly one third of the food produced in the world for human consumption every year — approximately 1.3 billion tons — is lost or committed to waste. Such loss and waste equates to roughly $680 billion in industrialized countries and $310 billion in developing countries.

This increased consumption of fruits and vegetables has placed a greater burden on the fresh produce industry to provide food products that are fresher in quality, demonstrate an extended shelf life and are safer to consume.

Similarly, the fruit and vegetable post-harvest phase, upon which farmers across the globe rely on for the shipping, storing, marketing and selling of their produce, continues to suffer losses. There exist a plethora of reasons for this post-harvest net loss; however, chief among these reasons are the physical, physiological, mechanical and hygienic conditions in which the post-harvest crops are kept. Likewise, microbial spoilage, which is mainly caused by fungal or bacterial diseases, has been identified as an additional cause of post-harvest crop loss to fruits and vegetables.

Food safety remains a critical concern for businesses operating in the fresh produce industry. Fresh produce remains the leading cause of foodborne illness outbreaks, and has been plagued by virulent pathogens such as Shiga Toxin, which causes Escherichia coli (STEC), Salmonella, Listeria monocytogenes, and, increasingly, human parasites. Almost one in every 10 people globally falls ill every year from eating contaminated food and 420,000 on average die as a result. Children under five years old are particularly high risk, with 125,000 children dying from foodborne diseases on average annually.

Given these limitations on pre-harvest controls, there is a growing need for effective post-harvest sanitizing interventions. The post-harvest wash technique was previously considered as a leading and reliable intervention; however, the industry has recently acknowledged that the wash technique has limited efficacy and, rather, increases the risk of cross-contamination, if efficient sanitizers were not used and if their concentrations were not maintained. Given these limitations on post-harvest washing, in addition to the ever-pressing need to implement safe risk prevention and control steps, a tangible interest in alternative decontamination methods has emerged. In this regard, there are several promising methods available that focus on irradiation, ozone, chlorine dioxide, and AOP.

Our Company History

Nir Ecology Ltd., or Nir Ecology, was founded in September 1989, and its initial business was focused on developing sanitizing solutions for the water and food industry. In order to further focus and emphasize its activities in the food industry, Pimi Marion Holdings Ltd., or Pimi Holdings, was incorporated in 2004 based on Nir Ecology’s technology. During the initial years of activity and until 2009, Pimi Holdings focused on the development of new products and applications within the potato-growing industry. In 2008, Pimi Holdings changed its name to Pimi Agro Cleantech Ltd., or Pimi Agro.

In September 2018, we changed our organizational structure and leadership team to support our new strategy and objectives. The goal of the organizational change was to drive the Company towards regulatory approvals for our new generation of products. Our revamped strategy was developed following research we conducted on the applicable and potential commercial markets for our products. The results of this research demonstrated a clear and significant market for our new products, specifically by employing such products within the agricultural and food tech industries as sanitizers.

In 2018, we changed our name to Save Foods, Inc.

Our Business

We are a small and innovative company that develops, produces, and focuses on delivering “green” solutions within the food industry, aimed at improving food safety and prolonging shelf life of fresh produce.

Until 2017, our two main products were SpuDefender, which is used for the post-harvest treatment of potatoes, and FreshProtect, which is used for the post-harvest treatment of citrus fruit in packing houses. Both of these products were sold both in the United States and Israel. One of the ingredients used in these products is limited by a set MRL currently in effect in certain countries, including Germany and Japan, and, therefore, several of our customers have elected to cease using such products in order to avoid regulatory issues in these countries since it is not always clear in advance which treated fruit is destined for which markets.

In 2017, we began to develop new products, which are based on non-residual ingredients for the post-harvest treatment of citrus. During the target harvest seasons of 2017 and 2018, beginning in October and ending in May, this new generation of products was tested and used in a commercial setting both in the form of soap (Spar-Kleen) and a pH regulator (QX-117). Following the successful results of these commercial trials, we elected to continue developing and optimizing these products as sanitizers, which we refer to as our new generation products, or SF3. These new green products are based on hydrogen peroxide and a blend of food acids.

To increase our market potential in the United States for our new generation products, we are currently in the process of registering such products as sanitizers with the United States Environmental Protection Agency, or EPA, and FDA in order to obtain the appropriate regulatory approvals. To facilitate our efforts towards receiving these regulatory approvals and to align our product claims, we have temporarily frozen our sales in Israel.

Our Core Products

SF3

SF3 represents our new green generation product line and includes SF3-HS and SF3-H.

Our SF3-HS product, which is currently under development and is awaiting receipt of certain regulatory approvals, is a post-harvest cleaning and sanitization product for fruit and vegetables, and which specifically targets citrus, mango, avocado, apple and stone fruits.

Our SF3-H, which is also under development and awaiting receipt of certain regulatory approvals, is a post-harvest product that focuses on the sanitization of fruit and vegetables, and which specifically targets citrus, mango, avocado, apple and stone fruits, as well as micro-greens and cannabis. The application of our products is not limited to packing houses but may also, according to industry experts, service other players in the food industry. We are currently evaluating the application of this product in additional markets, including the cleaning and sanitization of fresh cut produce in the food industry and in pre and post-harvest applications in greenhouse crops like tomato, cannabis and micro-greens.

Based upon certain feedback received from our clients in addition to relevant studies conducted in local laboratories, we believe that our products bring a variety of advantages, including, inter alia, efficient sanitization of bacteria (including E. Coli, Salmonella and Listeria) and control of additional bacterial and fungal plant pathogens, environmental and worker friendly features, and zero residues of toxicological concerns on the treated fruit and vegetables. These advantages effectively allow our products to reduce the chances of infected food reaching the consumer, and extend storability and shelf life of fruit and vegetables across the entire supply chain.

SpuDefender

SpuDefender is one of our EPA approved products, which targets post-harvest potato sprout control. Currently this product is not being sold. However, due to the European Commission’s decision to no longer allow the use of the herbicide chlorpropham (CIPC) as of Jan. 1, 2020, the post-harvest potatoes industry is looking for new solutions. CIPC is widely used as a sprout suppressing agrochemical applied to stored potatoes. Effective sprout suppression is a fundamental component of managing stored potato quality. CIPC is particularly important for potato storage in the processing sector, where it has been used globally for over fifty years. Therefore, the risk of withdrawal presents significant implications.

Following recent discussions with post-harvest experts and potential customers, we believe our SpuDefender product might offer a successful alternative to CIPC. Therefore, we plan to initiate commercial pilots with potential customers in the near future and start sales in the United States and in Israel thereafter.

FreshProtect

FreshProduct is our second EPA approved product, which targets controlling spoilage microorganisms on post-harvest citrus. As noted, the residual effect of one of the ingredients in this product has significantly limited our sales in the post-harvest citrus industry. However, this product has generated compelling results in the pre-harvest model and, therefore, we are working towards extending our existing model to pre-harvest applications as well.

Distribution methods of the product

The first market we plan to target for the sale and distribution of our new generation products (SF3-HS and SF3-H) is the post-harvest citrus industry in California, which accounts for the growth of approximately 80% of all fruits and vegetables in the United States, and therefore, we view the California produce market as a lucrative strategic target for the Company.

Based on our previous successful commercial experiences in California, specifically with one of its largest citrus packing house, we plan to initiate our efforts by engaging that particular packing house. In addition, the main companies servicing packing houses focused on post-harvest treatments have a strong presence in California as well and they represent a strategic entry point to this industry. We plan to collaborate with these service providers specializing in the treatment of fresh fruits and vegetables, and specifically those service providers that have cornered the citrus market in packing houses located in the United States. Some of these companies also possess a large market share with respect to other crops.

FreshProtect

We are launching a collaboration with a large distributor that has expertise in pre-harvest solutions to pursue the development of FreshProtect as a sanitizer and decay control in the pre-harvest industry. In parallel, we have approached a large market service provider that is already engaged with a number of packing houses in order to integrate our solution as a way to offer these packing houses a new level of food safety and waste reduction. The idea is to reduce the microbial load entering the packing houses on freshly picked fruit which can significantly reduce the danger of secondary infection of clean fruit by field contaminated fruit in the packing house.

SpuDefender

Potatoes are the fourth most important food crop in the world and the leading vegetable crop in the United States; however, California is not the primary state leading in such crop growth. Together, Idaho and Washington produce more than half of the annual supply, which totaled 24.8 million tons in 2017, up slightly from the previous year, and was valued at $3.77 billion. Since the US potato market is not one of the main crops in California, we have not registered this product in California.

Suppliers and Customers

In Israel, we are working with a reputable chemical production company, SasaTech, from which we purchase the raw ingredients necessary for the production of our products. SasaTech is particularly regarded for its deep understanding and experience working with hydrogen peroxide. In the past, we have also worked with Zohar Dalia, another industry expert, which we engage on a case-by-case basis.

In the United States, over the past few years we have worked with Seeler Industries, a national leader in marketing, handling, and in the termination of hydrogen peroxide. Seeler, as with SasaTech, purchases all raw materials necessary for the production of our products.

It should be noted that all ingredients and/or raw materials that are used in the production of our products are all commodity and are readily available for purchase off the shelf.

Intellectual Property

We rely on a combination of important intellectual property strengths, including patents and trade secret protection laws to protect our proprietary technology and intellectual property. We enter into on an ongoing basis confidentiality agreements with our employees, consultants, customers, service providers and vendors that generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential including, but not limited to, information related to our proprietary manufacturing process.

As of June 30, 2019, we own five issued patents and have three pending patent applications submitted worldwide. Our patents, and any patents which may be granted under our pending patent applications, stand to expire between the years 2031 and 2034.

We cannot be sure that any patent will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought.

Competition

We estimate the size of the core post-harvest market, globally, represents approximately $500 million. Given that the market for the use of hydrogen peroxide based solutions is evolving, we are continually facing growing competition. The market for post-harvest solutions is fragmented and includes various regional suppliers. There are three leading providers with a global reach that account for about two-thirds of global post-harvest sales. Other regional players, mainly in citrus, account for approximately another 20% of post-harvest sales. We believe that a market edge will be given to a company that can solidify its reputation, product quality, customer service and customer intimacy, product innovation, technical service and value creation. Based on these variables, we believe that we compete favorably when compared with the global competition in this market.

Currently, our main competitors are companies providing Per Acetic Acids (PAA), chlorine and other sanitization solutions, like Ozone, for example.

Government Regulation

We are subject to extensive national, state and local government regulation. To this end, we have hired a regulatory expert, who leverages a global network of highly experienced regulatory consultants. Through this network, we have successfully obtained registrations for FreshProtect in the United States, and registrations for SpuDefender in the United States and Israel. We have initiated Good Laboratory Practice, or GLP, registration required activities such as chemistry, mammalian toxicity and efficacy studies. These GLP reports will serve as the basis for the registration dossier we aim to submit for SF3-H and SF3-HS with the following regulatory authorities: EPA, FDA, the California Department of Pesticide Regulation, or the CDPR, as well as relevant regulatory bodies in Israel and other countries in which the Company may later operate. We believe, and intend to prove by way of confirmed registrations, that SF3-H and SF3-HS are safe for consumers, workers, and the environment. Hydrogen peroxide, for example, which is one of the active ingredient in our products, can be broken into water and oxygen and leaves no residue, and the organic acids involved in our products have already been approved for use in certain post-harvest applications and are exempted from tolerance. Accordingly, the post-harvest treatment of fruits and vegetables using our products will be approved as safe for consumers and will be exempted from residue analysis, which presents a significant advantage for the Company’s commercial strategy.

Hydrogen peroxide was first registered in the United States as a pesticide in 1977, specifically for use as a disinfectant and sanitizer, and about 11 products containing hydrogen peroxide are already registered in the United States. Under a Memorandum of Understanding signed by EPA and the FDA in June 1993, the EPA has primary regulatory jurisdiction over peroxy compounds, including hydrogen peroxide. Therefore, we are working to obtain registration through the EPA, FDA and CDPR.

We do not anticipate any significant problems in obtaining future required licenses, permits or approvals that are necessary to expand our business.

For a discussion of the various risks we may face from regulation and compliance matters, see “Risk Factors” in Item 1A of this report.

Marketing and Sales

Our success depends on our ability to create significant value for produce growers and packing houses. Our core post-harvest business includes solutions designed to improve the yields of growers and packers of fresh produce but mainly to ensure food safety and to assist packing houses with meeting certain requirements stipulated under the new Food Safety Modernization Act, or FSMA.

Once we complete our study on the applicable and potential commercial markets for our products and after we obtain all regulatory approvals necessary to pursue these markets, we plan to approach and utilize the market position of key service providers in order to offer our solutions in the post-harvest food safety industry. We are currently focusing on post-harvest treatment for the citrus industry.

We currently do not have any paying customers, however we believe that in the coming months we will be prepared to fully engage the citrus industry with our soap and pH regulators sanitizing products and reignite our sales in the industry.

Research and Development

Research and development remains a core priority for our Company. We focus on developing innovative solutions consisting of new generation, patented products that address immediate and long-term needs. Our research efforts are aimed at enhancing our products’ antimicrobial efficacy while taking into account costs, consumers trends and preferences, which will give the extra value needed to separate our products from our competitors in the marketplace.

We are currently focused on the characterization of our new generation products including the identification, improvement and other validations of our formulas. These products are based on a unique stabilization process that blends hydrogen peroxide and food acids to create a broad-spectrum, safe and eco-friendly solution for killing germs. The synergistic effects of combining hydrogen peroxide with food acids produce a stable, long lasting, yet environmentally safe and easy to handle sanitizer. We use a network of experts in related fields such as microbiology, food chemistry and regulatory to obtain all the required regulatory approvals.

To accurately test the strength of a sanitizing solution we are working on developing quantitative methods. Similarly, we are developing analytical methods that will enable rapid and effective monitoring of the active ingredients through a novel and improved testing kit that allows for testing at a faster pace and with greater certainty.

Our research and development processes apply the principle of Open Innovation and collaboration, with strong responsiveness to market and client needs coupled with cutting-edge research and applications from academic institutions. We collaborate with industry experts in several technical areas, including post-harvest physiology, analytical chemistry, regulatory affairs, formulation process development, diagnostics and sensor technology and delivery systems.

Employees

As of June 30, 2019, we employed four full-time employees and two part-time employees. None of our employees are members of a union or subject to the terms of a collective bargaining agreement.

Reports to Security Holders

This Form 10, or the Registration Statement, is being filed by the Company on a voluntary basis in order to register our shares of common stock, par value $0.0001 per share, or Common Stock, pursuant to Section 12(g) of the Exchange Act. Once this Registration Statement becomes effective, we will be subject to the requirements of Section 12(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require, among other things, that we file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and we will be required to comply with all other relevant obligations promulgated under the Exchange Act as may be applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

We are not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended. This registration statement shall not constitute an offer to sell, nor a solicitation of an offer to buy, our securities.

Item 1A. Risk Factors

You should carefully consider the following risk factors and the other information included herein as well as the information included in other reports and filings made with the SEC before purchasing our Common Stock. The following factors, as well as other factors affecting our operating results and financial condition, could cause our actual future results and financial condition to differ materially from those projected. The trading price of our Common Stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have a history of operating losses and expect to incur additional losses in the future.

We have sustained losses in recent years, which as of December 31, 2018, accumulated to $8.7 million, including an operating net loss of $0.5 million and $0.7 million for the year ended December 31, 2018 and 2017, respectively. We are likely to continue to incur significant net losses for at least the next several years as we continue to pursue our strategy, which is currently focused on research and development. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

We will need significant additional capital, which we may be unable to obtain.

Our capital requirements in connection with our research and development activities and transition to commercial operations have been and will continue to be significant. We will require additional funds to continue research, development and testing of our technologies and products, to obtain intellectual property protection relating to our technologies when appropriate, and to market our products. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. In either of the aforementioned situations, we may not be able to fully implement its growth plans.

Additional financings that we may require in the future will dilute the percentage ownership interests of our stockholders and may adversely affect our earnings and net book value per share. In addition, we may not be able to secure any such additional financing on terms acceptable to us, if at all. Moreover, if we are unable to obtain such additional capital as discussed above, we will be required to stop our operations, and will resume our activities, only after capital is raised.

Risks Related to Our Business, Industry and Business Operations

Because of our limited operating history, we may not be able to successfully operate our business or execute our business plan.

In 2019, under our new leadership team, we went through a strategy change, which shifted our focus from selling our products to investing in research and development activities, focusing on obtaining regulatory approvals for our new generation of sanitizers. Given our limited operating history, it is hard to evaluate our proposed business and prospects. Our proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early-stage enterprises. Such risks include, but are not limited to, the following:

●	the absence of a lengthy operating history;

●	insufficient capital to fully realize our operating plan;

●	expected continual losses for the foreseeable future;

●	operating in multiple currencies;

●	our ability to anticipate and adapt to a developing market(s);

●	acceptance of our products by the pre- and post-harvest industry players and consumers;

●	limited marketing experience;

●	a competitive environment characterized by well-established and well-capitalized competitors;

●	the ability to identify, attract and retain qualified personnel; and

●	operating in an environment that is highly regulated by a number of agencies.

Because we are subject to these risks, evaluating our business may be difficult, our business strategy may be unsuccessful and we may be unable to address such risks in a cost-effective manner, if at all. If we are unable to successfully address these risks our business could be harmed.

Our products and technology are still in development stage and require additional trials and development.

Our products and technology have been tested in numerous trials, both in the U.S. and in Israel, on vegetables and fruits varieties, against a limited number of pathogens both in hot climates as well as in storage rooms using refrigeration, and also on certain type of processes which are used in these countries. Our efficacy has only been proven in the tested pathogens and aforementioned climates, and therefore our products have yet to be proven against certain additional and relevant pathogens and market climates.

The commercial success of our new generation products as well as any future products, depends upon the degree of market acceptance by the packing house community as well as by other prospect markets and industries.

In order to achieve high volume sales, and attain a leading market share and become the new standard of treatment, our products must not only be approved by the regulators, but also endorsed by the major packing houses and storage providers, retailer of fruits and vegetables as well as environment organizations. Our success depends on our ability to create significant value to the growers and the packing house. We are aware of this key factor and are focusing on conducting large scale trials with major fruits and vegetables packers and retail suppliers of fresh consumed goods in several countries, in order to show the efficacy of the products and our technology, and to receive the recognition of packers and retailers; however, there remain no assurances that we will succeed in such an endeavor, nor is it clear how long it will take until we receive market recognition.

Any product that we bring to the market may or may not gain market acceptance by prospect customers. The commercial success of our new generation products and any future product depends in part on the packing house community as well as other industries for various use cases, depending on the acceptance by such industries of our technology as a useful and cost-effective solution compared to current solutions. If our new generation products or any future product does not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our products will depend on a number of factors, including:

●	the cost, safety, efficacy, and convenience of our new generation products;

●	the acceptance of our products as a superior solution in the fresh produce industry;

●	the ability of third parties to enter into relationships with us without violating their existing agreements;

●	the effectiveness of our sales and marketing efforts;

●	the strength of marketing and distribution support for, and timing of market introduction of, competing products; and

●	publicity concerning our products or competing products.

Our efforts to penetrate the packing house industry and educate the marketplace on the benefits of our products may require significant resources and may never be successful.

We may face significant competition from other companies looking to develop or acquire new alternative environmental-friendly solutions for the treatment of fruits and vegetables.

We expect to face significant competition in every aspect of our business, and particularly from other companies that seek to enter our focal market. As regulators continue to move away from current residue chemical solutions, such as Chlorpropham or CIPC, existing suppliers of these solutions are continually looking to develop or acquire new alternative environment-friendly solutions that can sustain their market share and revenue streams, or to enable the continuance of CIPC at current levels in new ways of treatment. Additionally, as market opportunity becomes eminent, competitors and new players will most likely attempt to develop similar or comparable solutions. Although we believe our technology is unique, and will provide it with a significant competitive barrier, it is nevertheless possible that superior or more cost-effective alternative technology will emerge that will achieve greater market acceptance and render our products less competitive. Furthermore, existing vendors can cooperate to combat new players by reducing market prices and margins or other competitive initiatives. Our future success will therefore depend, to a large extent, upon our ability to achieve market acceptance of our innovative solutions as well as develop and introduce new products and enhancements to existing products. No assurance can be given that we will be able to compete in such a market place.

The market for post-harvest solutions is fragmented with various regional suppliers. There are three leading providers with a global reach that account for about two thirds of global post-harvest sales. Other regional players, mainly in citrus, account for approximately another 20% of post-harvest sales. We believe that the principal factors of competition in our industry include reputation, product quality, customer service and customer intimacy, product innovation, technical service and value creation.

Our success is dependent upon the acceptance of our environmental-friendly solutions for fruits and vegetables.

Our future success is dependent upon the acceptance of our environmental-friendly, non-residue treatment solutions for fruits and vegetables. While the market is signaling that such a direction is likely, certain trends as well as the future size of this market, and other potential markets for our products, rely upon a number of factors, many of which are beyond our control. For example, both the failure to convince retailers to bear additional costs for residue-free fruit and vegetables as well as the failure to persuade consumers to purchase residue-free fruits and vegetables for higher prices may adversely affect our business, financial condition, operating results and cash flow going forward.

We may be unable to respond effectively to technological changes in our industry, which could reduce the demand for our products.

Our future business success will depend upon our ability to maintain and enhance our technological capabilities and develop and market products, services and applications that meet changing customer needs and market conditions in a cost-effective and timely manner. Maintaining and enhancing technological capabilities and developing new products may also require significant investments in research and development. We may not be successful in developing new products, services and technology that successfully compete or be able to anticipate changing customer needs and preferences, and our customers may not accept one or more of our new products or services. If we fail to keep pace with evolving technological innovations or fail to modify our products and services in response to customers’ needs or preferences, then our business, financial condition and results of operations could be adversely affected.

We currently rely on a limited number of suppliers to produce certain key components of our products.

We rely on unaffiliated contract manufacturers to produce certain key components of our products. In Israel, we are working with a well know producer of chemicals, SasaTech, who is responsible for the production of our products. SasaTech is well known for its knowledge and handling of hydrogen peroxide. In the United States, we have worked for the past few years with Seeler Industries, a national leader in the marketing, handling, and termination of Hydrogen Peroxide. There is limited available manufacturing capacity that meets our quality standards and regulatory requirements, especially for the manufacturing of the active ingredient, Hydrogen Peroxide. If we are unable to arrange for sufficient production capacity among our contract manufacturers or if our contract manufacturers encounter production, quality, financial, or other difficulties, including labor or geopolitical disturbances, we may encounter difficulty in meeting customer demands as we seek alternative sources of supply, or we may have to make financial accommodations to such contract manufacturers or otherwise take steps to mitigate supply disruption. We may be unable to locate an additional or alternate contract manufacturer that meets our quality controls and standards and regulatory requirements in a timely manner or on commercially reasonable terms. Any such difficulties could have an adverse effect on our business, financial condition and results of operations, which could be material.

If we are unable to establish sales, marketing and distribution capabilities or enter into successful relationships with third parties to perform these services, we may not be successful in commercializing our products.

We have a limited sales and marketing infrastructure and have limited experience in the sale, marketing or distribution of products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish a sales and marketing infrastructure or to out-license our products.

In the future, we may consider building a focused sales and marketing infrastructure to market our products in the United States or elsewhere in the world. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force could be expensive and time consuming and could delay any product launch. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

●	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to potential customers;

●	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities or enter into successful arrangements with third parties to perform these services, our revenues and our profitability may be materially adversely affected.

In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our products inside or outside of the United States or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We rely on rapidly establishing global distributorship network in order to effectively market our products.

We have developed initial partnerships with local partners. In order to expand sales and marketing globally, and capture leading market share before any potential reaction from the competitors, we will need to rapidly expand geographically and establish a global distribution network. This is likely to put pressure on our management, financial and operational resources. In order to mitigate this factor, once we establish a significant presence in the market, we will proceed to establish strategic partnerships with some of the leading players in the market; however, there are no assurances that we will succeed in establishing such partnerships, which may harm the marketing of our products and the development of our business.

We rely on our technologies to successfully develop and market new and existing products.

Our products have been tested in multiple commercial and small scale tests. We are currently in the development and optimization phases of these products. It is possible that the results from such tests may show lower efficacy than tests conducted previously, and may require some product improvements as well as possible changes in the application and usage protocol. These factors may significantly delay our products’ introduction into the market. Likewise, we cannot be sure these products will be commercially viable, and have no assurances that we will be able to expand upon our current product offerings or that any such expansion will generate revenue.

Our products are highly regulated by governmental agencies in the countries where we conduct business. Our failure to obtain regulatory approvals, to comply with registration and regulatory requirements or to maintain regulatory approvals would have an adverse impact on our ability to market and sell our products.

Our products are subject to technical review and approval by government authorities in each country where we intend to sell our products. While there is a general international consensus on the data necessary for evaluating the safety of agrochemical products before such products can be placed on the market (as evidenced, for example, by the standards and guidelines issued by the Organization for Economic Co-operation and Development), each country has its own legislative process and specific requirements in order to determine if identified risks are acceptable and can be managed in the local context and may be subject to frequent changes as new data requirements arise in response to scientific developments.

The regulatory requirements to which we are subject to are complex and vary from country to country. To obtain new registrations, it is necessary to have a local registrant, and to understand the country’s regulatory requirements, both at the time an application for registration is submitted and when the registration decision is made, which may be several years later. A significant investment in registration data is required (covering all aspects from manufacturing specifications through storage and transport, use, and, finally, disposal of unwanted product and used containers) to ensure that product performance (e.g. bio efficacy), intrinsic hazards and use patterns are fully characterized. Risk assessments are conducted by government regulatory authorities who make the final decision on whether the documented risk associated with a product and active ingredient is acceptable prior to granting approval for sale. This process may be prolonged due to requirements for additional data or internal administrative processes. There is a risk that registration of a new product may not be obtained or that a product label may be severely reduced, restricting the use of the product. If these circumstances arise, there is a risk that the substantial investments made in product development will generate the projected sales that justified the investment, and our business, financial condition and results of operations may be adversely affected by failure to obtain new registrations.

Products that are already approved may be subject to periodic review by regulatory authorities in many countries. Such reviews frequently require the provision of new data and more complex risk assessments. The outcome of such reviews of existing registrations cannot be guaranteed; registrations may be modified or canceled. Since all government regulatory authorities have the right to review existing registrations at any time, the sustainability of the existing portfolio cannot be guaranteed. Existing registrations may be lost at any time, resulting in an immediate impact on sales. Furthermore, prior to expiration, it is necessary to renew registrations. The renewal period and processes vary by country and may require additional studies to support the renewal process. Failure to comply could result in cancellation of the registration, resulting in an impact on sales.

In addition, new laws and regulations may be introduced, or existing laws and regulations may be changed or may become subject to new interpretations, which could result in additional compliance costs, seizures, confiscations, recalls, monetary fines or delays that could affect us or our customers.

Our success is dependent upon our ability to achieve regulatory approvals in the U.S. and abroad.

We are subject to extensive national, state and local government regulation. A critical key to our success and ability to expand our business is our ability to obtain regulatory approvals in United States and in other countries for the use of our products. The regulatory approvals of some of our products are dependent, on trials to show the efficacy and the non-toxicity of our products, and are time and cost consuming. We do not anticipate any significant problems in obtaining future required licenses, permits or approvals that are necessary to expand our business, however such registration filling might take longer period than expected, and it might delay obtaining such regulatory approvals, or might cause delay in starting operations on a large scale in these countries and other jurisdictions.

The inherent dangers in production and transportation of Hydrogen Peroxide could cause disruptions and could expose us to potentially significant losses, costs or liabilities.

Our operations are subject to significant hazards and risks inherent to the transportation of the active ingredient of our product - Hydrogen Peroxide. In high concentrations, Hydrogen Peroxide is an aggressive oxidizer and can corrode many materials. We are working with limited low concentration of the material, however in high concentrations of H2O2 it will react violently. Hydrogen Peroxide should be stored in a cool, dry, well-ventilated area and away from any flammable or combustible substances. It should be transported in special tanks and vehicles and should be stored in a container composed of non-reactive materials. These hazards and risks include, but are not limited to fires, explosions, third-party interference (including terrorism) and mechanical failure of equipment at our or third-party facilities. The occurrence of any of these events could result in production and distribution difficulties and disruptions, personal injury or wrongful death claims and other damage to properties.

Our business and operations may be affected by climate change conditions, which could materially harm our financial results.

Our business may be affected from changes in climate conditions as such events would affect the crops and their storability in those cases where there is unusually warm, dry, humid or cold weather before cropping.

In such instances, we may suffer a decrease in revenues as a result of a smaller storage volume of rooms or shorter storage period. We anticipate that once we will increase our operations, and certain territories will experience significant climate change, such as above-common rains, heat waves, dry air conditions, and unusually cold or prolonged cold weather conditions, such events may materially impact our financial results.

Conditions in the global economy may adversely affect our business, financial condition and results of operation.

Although demand for fresh horticultural products is considered inelastic in developed economies, the fresh produce and citrus industries that we sell to may be affected by material changes in supply, market prices, exchange rates and general economic conditions. Delays or reductions in our customers’ purchasing or shifts to lower-cost alternatives that result from tighter economic market conditions would reduce demand for our products and services and could, consequently, have a material adverse effect on our business, financial condition and results of operations.

Our relationship with our employees could deteriorate, and certain key employees could leave, which could adversely affect our business and results of operations.

Our business involves complex operations and demands a management team to determine and implement of our strategy and workforce that is knowledgeable and expert in many areas necessary for our operations. As a company focused on research and development in the highly-specialized horticultural post-harvest field, we rely on our ability to attract and retain skilled employees, consultants and contractors, including our specialized research and development. As of June 30, 2019, we employed four full-time employees, and two part-time employees, of which two were members of our research and development team. The departure of a significant number of our highly skilled employees, consultants or contractors or one or more employees who hold key regional management positions could have an adverse impact on our operations, including customers choosing to follow a regional manager to one of our competitors.

In addition, to execute our growth plan we must attract and retain highly qualified personnel. Competition for these employees exists; new members of management must have significant industry expertise when they join us or engage in significant training which, in many cases, requires significant time before they achieve full productivity. If we fail to attract, train, retain, and motivate our key personnel, our business and growth prospects could be severely harmed.

Furthermore, we are dependent upon the managers to oversee our operations. Thus, there can be no assurance that the managers’ experience will be sufficient to successfully achieve our business objectives. All decisions regarding the management of our affairs will be made exclusively by our officers and directors. In the event these persons are ineffective, our business and results of operation would likely be adversely affected.

We are subject to risks relating to portfolio concentration.

Our business is highly dependent on a small number of products, based on one main active ingredient, Hydrogen Peroxide. Our core post-harvest business includes solutions designed to improve the yields of growers and packing house but mainly ensure food safety and assisting packing houses to meet the new FSMA requirements. Our ability to market and sell products containing this active ingredient to key service providers for treatment in post- harvest food safety industry in order to utilize their market position is important to our future success.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly, year-to-date and annual expenses as a percentage of our revenues may differ significantly from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in the section Risk Factors, and the following factors may affect our operating results:

●	our ability to penetrate the packing house industry with our products;

●	our ability to generate revenue from our products;

●	the amount and timing, of operating costs and capital expenditures related to the maintenance and expansion of our businesses, and operations;

●	our focus on long-term goals over short-term results;

●	global economic situation; and

●	fluctuations in weather conditions.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel.

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. Later on, we plan to retain sales representatives and third-party distributors, outside of the United States and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits, and licenses;

●	failure by us to obtain regulatory approvals for the use of our product candidates in various countries;

●	additional potentially relevant third-party patent or other intellectual property rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Our business depends to some extent on international transactions.

As a result of the international nature of our business, we are exposed to risks associated with changes in foreign currency exchange rates. A majority of our revenues and substantially all of our cost of sales are in USD, whilst our management, marketing, sales and R&D costs are in NIS. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates, which may be significant and may also cause fluctuations in reported financial information that are not necessarily related to the our operating results.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and other anticorruption, anti-bribery and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives and agents. In addition to our own sales force, we leverage third parties to sell our products and conduct our business abroad. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a decline in the market price of our Common Stock or overall adverse consequences to our reputation and business, all of which may have an adverse effect on our results of operations and financial condition.

Disruptions to our information technology systems due to cyber-attacks or our failure to upgrade and adjust our information technology systems, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.

We believe that an appropriate information technology, or IT, infrastructure is important in order to support our daily operations and the growth of our business. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations. Additionally, if our current back-up storage arrangements and our disaster recovery plan are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially and adversely affect our business and results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. We can provide no assurance that our current IT system or any updates or upgrades thereto and the current or future IT systems of our distributors use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. We have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT networks. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future.

Risks Related to Intellectual Property

If we are unable to secure and maintain patent or other intellectual property protection for the intellectual property used in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies used in our products as well as continuing to develop and secure trade secrets. We might in the future opt to license intellectual property from other parties. If we, or the other parties from whom we may license intellectual property, fail to obtain and maintain adequate patent or other intellectual property protection for intellectual property used in our products, or if any protection is reduced or eliminated, others could use the intellectual property used in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

U.S. patents and patent applications may be subject to interference proceedings, and U.S. patents may be subject to re-examination proceedings in the U.S. Patent and Trademark Office. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Any of these proceedings could result in loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, re-examination and opposition proceedings may be costly and time consuming, and we, or the other parties from whom we might potentially license intellectual property, may be unsuccessful in defending against such proceedings. Thus, any patents that we own or might license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may have claims narrowed during prosecution or may not result in patents being issued. Even if any of our pending or future applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our office holders, employees, consultants and distributers of our products and most third parties to execute confidentiality agreements in connection with their relationships with us. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. Our office holders, employees, consultants and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, other parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products.

Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of a patent litigation action is often uncertain. No assurance can be given that patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. Furthermore, our competitors or other parties may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the endoscopic procedure market grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases.

Infringement actions and other intellectual property claims and proceedings brought against or by us, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources.

We cannot be certain that we will successfully defend against allegations of infringement of patents and intellectual property rights of others. In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the other party’s patents or other intellectual property were upheld as valid and enforceable and we were found to infringe the other party’s patents or violate the terms of a license to which we are a party, we could be required to pay damages. We could also be prevented from selling our products unless we could obtain a license to use technology or processes covered by such patents or will be able to redesign the product to avoid infringement. A license may not be available at all or on commercially reasonable terms or we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct clinical trials and to revise our filings with the applicable regulatory bodies, which would be time consuming and expensive. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patents or other intellectual property. Ownership disputes may arise in the future, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may experience claims that our products infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products or services.

We continually seek to improve our business processes and develop new products and applications in a crowded patent space that we must continually monitor to avoid infringement. We cannot guarantee that we will not experience claims that our processes and products infringe issued patents (whether present or future) or other intellectual property rights belonging to others.

From time to time, we oppose patent applications that we consider overbroad or otherwise invalid in order to maintain the ability to operate freely in our various business lines without the risk of being sued for patent infringement. If, however, patents are subsequently issued on any such applications by other parties, or if patents belonging to others already exist that cover our products, processes or technologies, we could experience claims for infringement or have to take other remedial or curative actions to continue our manufacturing and sales activities with respect to one or more products. Likewise, our competitors may also already hold or have applied for patents in the United States or abroad that, if enforced or issued, could prevail over our patent rights or otherwise limit our ability to manufacture or sell one or more of our products in the United States or abroad. Any actions asserted against us could include payment of damages for infringement, stopping the use, require that we obtain licenses from these parties or substantially re-engineer our products or processes in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Further, intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business.

Risks related to Regulatory Compliance

If we or our contractors or service providers fail to comply with regulatory laws and regulations, we or they could be subject to regulatory actions, which could affect our ability to develop, market and sell our products or future products that we may develop and may harm our reputation in our industry.

If we or our manufacturers or other third-party contractors fail to comply with applicable federal, state or foreign laws or regulations, including with respect to healthcare and food treatment, we could be subject to regulatory actions, which could affect our ability to develop, market and sell our current products or any future products which we may develop in the future and could harm our reputation and lead to reduced demand for or non-acceptance of our proposed products by the market.

Regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in the United States, Israel or other countries in which we operate, that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of our products, including in the food health industry. In addition, regulations and guidance may often be revised or reinterpreted by the regulatory authorities in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or interpretations changed, and what the impact of such changes, if any, may be.

Risks Related to our Location in Israel

Conditions in Israel may limit our ability to manage and market our products, which would lead to a decrease in revenues.

Because part of our operations is conducted in Israel and our management is located in Israel, our operations are directly affected by economic, political and military conditions affecting Israel. Specifically, we could be adversely affected by:

●	any major hostilities involving Israel;

●	risks associated with outages and disruptions of communications networks due to any hostilities involving Israel; and

●	a significant downturn in the economic or financial conditions in Israel.

Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses.

Additionally, boycotts of products, prompted by political, religious or other factors, may affect our financial condition and results of operations. If such boycotts were to become widespread, it could have a significant impact on our revenues.

Furthermore, there are a number of countries that restrict business with Israel or with Israeli companies, which may limit our ability to promote our products and services in those countries.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers and directors who are based in Israel.

The majority of our officers and present directors reside outside of the United States and most of our operations at the time of the filing of this report are located outside the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that Israel does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and Israel would permit effective enforcement of criminal penalties of the Federal securities laws.

Risks Related to our Common Stock and Corporate Governance

The market price of our securities may be highly volatile.

The market price of our Common Stock is likely to be volatile. Our Common Stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

●	reports of adverse events with respect to the commercialization and distribution of our products;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our products and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the EPA, FDA or other regulatory authority;

●	failure to successfully develop and commercialize our products;

●	failure to enter into strategic collaborations;

●	failure by us or strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities through third-party manufacturers, inability to obtain adequate product supply for our products or the inability to do so at acceptable prices;

●	introduction of new products or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our platform technologies, technologies, products or product candidates;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	sales of our securities by us or our shareholders in the future; and

●	trading volumes of our securities.

In addition, companies trading in the stock market have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our Common Stock, regardless of our actual operating performance.

Sales of a substantial number of shares of our Common Stock in the public market by our existing stockholders could cause our share price to fall.

Sales of a substantial number of shares of our Common Stock in the public market, or the perception that these sales might occur, could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Common Stock.

Our principal stockholders, officers and directors beneficially own approximately 10.4% of our outstanding shares of Common Stock. They will therefore be able to exert significant control over matters submitted to our stockholder for approval.

As of September 15, 2019, our principal stockholders, officers and directors beneficially own approximately 10.4% of our outstanding Common Stock. This significant concentration of share ownership may adversely affect the trading price for our Common Stock because investors often perceive disadvantages in owning shares in companies with controlling stockholders. As a result, these stockholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these stockholders may not always coincide with our interests or the interests of other stockholders.

We face risks related to compliance with corporate governance laws and financial reporting standards.

The Sarbanes-Oxley Act of 2002, as well as related new rules and regulations implemented by the Securities and Exchange Commission and the Public Company Accounting Oversight Board, require changes in the corporate governance practices and financial reporting standards for public companies. These new laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting, have materially increased the legal and financial compliance costs of small companies and have made some activities more time-consuming and more burdensome.

We may not have effective internal controls.

In connection with Section 404 of the Sarbanes-Oxley Act of 2002, we need to assess the adequacy of our internal control, remedy any weaknesses that may be identified, validate that controls are functioning as documented and implement a continuous reporting and improvement process for internal controls. We may discover deficiencies that require us to improve our procedures, processes and systems in order to ensure that our internal controls are adequate and effective and that we are in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If the deficiencies are not adequately addressed, or if we are unable to complete all of our testing and any remediation in time for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the SEC rules under it, we would be unable to conclude that our internal controls over financial reporting are designed and operating effectively, which could adversely affect investor confidence in our internal controls over financial reporting.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

●	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

●	a special meeting of our stockholders may only be called by a majority of our board of directors;

●	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

●	certain litigation against us can only be brought in Delaware.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock, and could also affect the price that some investors are willing to pay for our Common Stock.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our Common Stock, our stock price and trading volume could decline.

The trading market for our Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our Common Stock are an illiquid investment as there is presently limited market for our Common Stock, and transferability of our Common Stock is subject to significant restriction.

There is presently a limited market for our Common Stock, and we cannot be certain that a public market will become available, or that there will be sufficient liquidity to allow for sale or transferability of our Common Stock within the near future. Therefore, the purchase of our Common Stock must be considered a long-term investment acceptable only for prospective investors who are willing and can afford to accept and bear the substantial risk of the investment for an indefinite period of time. There is a limited public market for the resale of our Common Stock. A prospective investor, therefore, may not be able to liquidate its investment, even in the event of an emergency, and Common Stock may not be acceptable as collateral for a loan.

Because We May Be Subject To The “Penny Stock” Rules, You May Have Difficulty In Selling Our Common Stock.

If market activity develops for our common stock and our stock price is less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules. These rules impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors. The application of these rules may affect the ability of broker-dealers to sell our common stock and may affect your ability to sell any common stock you may own. According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

●	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

●	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

●	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced salespersons;

●	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

●	The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

If we are subject to penny stock rules, you may have difficulty selling your shares of Common Stock. For more information about penny stocks, please visit http://www.sec.gov/answers/penny.htm.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements and the corresponding notes for the six months period ended on June 30, 2018 and 2019, as well as the audited consolidated financial statements as of December 31, 2017 and 2018 and corresponding notes included in this Registration Statement. In addition to historical information, this discussion and analysis contains Forward-Looking Statements that involve risks, uncertainties and assumptions, which reflect our current views with respect to, among other things, our business, operations and financial performance. See “Special Note Regarding Forward-Looking Statements.”

Plan of Operation

We are a small company that focuses on developing, producing, marketing and selling environmentally and human friendly products to prolong the shelf life of fruits and vegetables and secure food safety by significantly reducing residues of synthetic fungicides. Such fungicides are suspected to be carcinogenic.

Results of Operations for the year ended December 31, 2017, compared to December 31, 2018

Revenues

Revenues for the year ended December 31, 2018 were $426,591, an increase of $82,664, or 24%, compared to total revenues of $343,927 for the year ended December 31, 2017. The increase is mainly a result of the increase in the demands for our product by our main client in the United States.

We do not have backlogs or firm commitments from our clients for our products. Our sales might deteriorate if we fail to achieve clinical success or obtain regulatory approval of any of our products.

Cost of Revenues

Cost of revenues consists primarily of materials, transportation and overhead costs of manufacturing our products. Cost of revenues for the year ended December 31, 2017 were $125,037 a decrease of $13,946, or 11%, compared to total revenues of $222,091 for the year ended December 31, 2018. The decrease is mainly a result of our continuous attempts for streamline.

Gross Profit

Gross profit for the year ended December 31, 2018 were $315,500 an increase of $96,610, or 44%, compared to total gross profit of $218,890 for the year ended December 31, 2017. The increase is mainly a result of the increase in revenues and the decrease in cost of revenues, as detailed above.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related expenses as well as include consulting fees, service providers’ costs, related materials and overhead expenses. Research and development expenses for the year ended December 31, 2018, were $357,077, an increase of $34,114, or 10%, compared to total expenses of $322,963 for the year ended December 31, 2017. The increase is mainly attributable to the increase in manpower and payroll expenses associated to research and development expenses somewhat offset by a decrease in share based compensation to service providers.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries and related costs for sales and marketing personnel, travel related expenses and services providers. Selling and marketing expenses for the year ended December 31, 2018 were $140,727, compared to none for the year ended December 31, 2017. The increase is mainly attributable to the increase in manpower and payroll expenses and service providers used in relation to selling and marketing activities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses and other non-personnel related expenses such as legal expenses and directors and insurance costs. General and Administrative Expenses for the year ended December 31, 2018 were $336,355 a decrease of $253,725, or 43%, compared to total revenues of $590,080 for the year ended December 31, 2017. The decrease is mainly a result of classification of payroll expenses of our former CEO to research and development expenses somewhat offset by an increase in professional expenses.

Financing expenses, net

Financing income, net for the year ended December 31, 2018 were $49,804 a decrease of $71,056, compared to total financing expenses, net of $21,252 for the year ended December 31, 2017. The decrease is mainly a result of currency exchange differences between the US Dollar and the New Israeli Shekel and our amendment to our Shai Sapir loan agreement.

Results of Operations for the year the six months ended June 30, 2018, compared to June 30, 2019

Revenues

Revenues for the six months period ended June 30, 2019 were $129,733 a decrease of $150,456, or 54%, compared to total revenues of $280,189 for the six months ended June 30, 2019. The decrease is mainly a result of the Company’s efforts towards obtaining regulatory approval for its new products resulting a temporary frozen of its sales in Israel and reductions in sales in the U.S.

As of June 30, 2019, we had $823,502 in Total Assets, consisting of $497,060 in cash and cash equivalents, $36,646 deposits in banking institutions classified as Restricted cash, $103,583 in accounts receivables and other current assets, $81,604 in property and equipment, net of accumulated depreciation, $1,185 in investment in our affiliated company in Canada, net of accumulated losses and $103,424 in funds in respect of employee rights upon termination.

Cost of Revenues

Cost of revenues consists primarily of materials, transportation and overhead costs of manufacturing our products. Cost of Revenues for the six months period ended June 30, 2019 were $99,035 an increase of $33,377, or 51%, compared to total cost of revenues of $65,658 for the six months ended June 30, 2018. The increase is mainly a result of reduction in sales and amortization of inventory of our old products.

Gross Profit

Gross Profit for the six months period ended June 30, 2019 were $30,698 a decrease of $183,833, or 85%, compared to total gross profit of $214,531 for the six months ended June 30, 2018. The decrease is mainly a result of the decrease in revenues and the increase in cost of revenues, as detailed above.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related expenses and include consulting fees, service providers’ costs, related materials and overhead expenses. Research and development expenses for the six months period ended June 30, 2019 were $219,003, a decrease of $58,443, or 21%, compared to total research and development expenses of $277,446 for the six months ended June 30, 2018. The decrease is mainly attributable to the decrease in payroll and related expenses associated to research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries and related costs for sales and marketing personnel, travel related expenses and services providers. Selling and Marketing Expenses for the six months period ended June 30, 2019 were $258,161 an increase of $240,070, compared to total expenses of $18,091 for the six months ended June 30, 2018. The increase is mainly attributable to the increase in manpower and payroll expenses and service providers used in relation to selling and marketing activities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses and other non-personnel related expenses such as legal expenses and directors and insurance costs. General and Administrative Expenses for the six months period ended June 30, 2019 were $427,751 an increase of $331,535, compared to total general and administration expenses of $96,216 for the six months ended June 30, 2018. The increase is mainly a result of the increase in professional expenses, directors’ fee and share based compensation to our service providers and directors.

Financing expenses, net

Financing expenses, net for the six months period ended June 30, 2019, were $21,318, an increase of $40,468, compared to total finance income of $19,168 for the six months ended June 30, 2018. The increase is mainly a result of currency exchange differences between the US Dollar and the New Israeli Shekel.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, levels of accounts receivable and accounts payable and capital expenditures.

As of June 30, 2019, we had cash of $497,060, as compared to $83 as of June 30, 2018. As of June 30, 2019, we had a working capital of $177,744, as compared to $192,982 as of June 30, 2018. The increase is mainly attributable to the increase in our net loss described above and payments to account payables, somewhat offset by share based compensation expenses

Net cash used in operating activities was $594,678 for the six months period ended June 30, 2019, as compared to $161,204 for the six months period ended June 30, 2018.

Net cash used in investing activities was $50,249 for the six months period ended June 30, 2019, as compared to net cash provided by investing $74,296 for the six months period ended June 30, 2018. The increase is mainly attributable to employee rights upon termination somewhat offset by short term deposits in banking institutions.

Net cash provided by financing activities was $702,181 for the six months period ended June 30, 2019, as compared to $58,673 for the six months period ended June 30, 2018. The increase in mainly a result of equity financing.

Going Concern Consideration

The opinion of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2018 and our unaudited financial statements as of the period ended on June 30, 2019, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon raising capital from financing transactions and future sales. There is no assurance that additional funds will be available on terms acceptable to us, or at all.

Our management anticipates that existing cash resources, including the proceeds of the equity private placements described below will not be sufficient to fund our planned operations during the next 12 months. We estimate that, in order to fund our continued existence, we will require a minimum of $2,000,000 in cash over the next 12 months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Notes to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, contingencies and taxes. Actual results could differ materially from those estimates. The following critical accounting policies are impacted significantly by assumptions, estimates, and judgements used in the preparation of the Consolidated Financial Statements.

New Accounting Pronouncements

For a discussion of new accounting pronouncements see Note 2, Significant Accounting Policies, of the condensed consolidated financial statements appearing elsewhere in this Registration Statement on Form 10.

Loss Contingencies

We record accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We are not currently involved in any legal proceedings that could result in material loss contingencies.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that we would be able to realize its deferred tax assets in the future in excess of its net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We are required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position.

The Company files an income tax return in the U.S. and in Israel.

As of December 31, 2018, the Company and its subsidiary in Israel has carry forward losses for tax purposes of approximately $729,000 and $7,620,00, respectively, which can be offset against future taxable income, if any.

Item 3. Properties.

We lease offices in various locations in Israel. Our primary locations and their principal terms are as follows:

We have offices located at 20 Habarzel St., Tel-Aviv, Israel. As of May 1, 2019, hereinafter the Barzel Lease, we lease approximately 98 square meters, for a monthly cost of approximately $1,950 and a monthly management fee of approximately $650 (plus value added tax). The Barzel Lease expires on December 31, 2020, and we have the option to terminate the Barzel Lease in April 2020 upon providing three months prior written notice.

Additionally, on September 1, 2017, we entered into a lease agreement for office space at 156 Fifth Avenue, 10th Floor, New York, NY 10010-7751, hereinafter the New York Lease. The New York Lease will expire on September 30, 2020, unless terminated earlier by either party by providing 30 days prior written notice to the other party. The New York Lease rent amount, $7,200, was fully paid for through an issuance of 720,000 shares of our Common Stock on November 5, 2017.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of September 15, 2019, by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem shares of Common Stock issuable pursuant to options that are currently exercisable or exercisable within 60 days as of September 15, 2019, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares of Common Stock beneficially owned is based on 10,209,487 shares of common stock outstanding as of September 15, 2019.

Except where otherwise indicated, we based the below on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of our shareholders have different voting rights from other shareholders.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Nir Ecology Ltd.(1)	611,538	6%

Directors and executive officers who are not 5% holders:

Prof. Benad Goldwasser(2)	422,222	4%
Dan Sztybel	55,556	*
Shlomo Zakai	-	-
Doron Shorrer	-	-
Jacob Perry	-	-
Vered Raz-Avayo	-	-

Directors and executive officers as a group (7 persons)(3)	1,089,316	10.4%

*	indicates beneficial ownership of less than 1% of total ordinary shares outstanding.

(1)	Consists of 603,204 ordinary shares and options to purchase 8,334 ordinary shares, which are currently exercisable or will become exercisable within 60 days of September 15, 2019.
(2)	Consists of 200,000 ordinary shares and options and warrants to purchase 222,222 ordinary shares, which are currently exercisable or will become exercisable within 60 days of September 15, 2019.
(3)	Consists of 22,223 ordinary shares and options to purchase 33,333 ordinary shares, which are currently exercisable or will become exercisable within 60 days of September 1, 2019.

Item 5. Directors and Executive Officers

The names, ages, positions, terms, and periods served of our present directors are set forth in the following table:

Name	Age	Positions	Term (1)	Period of Service Began
Prof. Benad Goldwasser	68	Chairman of the Board		May 2018
Dan Sztybel	42	CEO		April 2019
Shlomo Zakai	50	CFO		August 2017
Doron Shorrer	66	Director		August 2018
Jacob Perry	75	Director		August 2018
Vered Raz-Avayo	49	Director		August 2018

(1) All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

There are no agreements with respect to electing directors. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time, and due to its small size does not believe that committees are necessary at this time. As of the date of this Registration Statement our entire Board fulfills the duties of an audit committee. None of the directors held any directorships during the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such act, or of any company registered as an investment company under the Investment Company Act of 1940.

Director and Officer Biographical Information

Professor Benad Goldwasser has served as chairman of our board of directors since May 2018. Prof. Goldwasser is a serial entrepreneur and retired urology medical doctor. In 2016, Prof. Goldwasser launched a venture capital fund partnered with SAIL, a Shanghai Government investment company. Prof. Goldwasser has served as a member of the board of directors of Innoventric Ltd. since 2017. From 2013-2016 Prof. Goldwasser served as an external director of BioCanCell Ltd. (TASE: BICL). Prof. Goldwasser was the co-founder of Vidamed Inc., Medinol Ltd., Rita Medical Inc., Optonol Ltd. and GI View Ltd. Prof. Goldwasser served as managing director of Biomedical Investments Ltd., an Israeli Venture Capital. During his medical career, he served as Chairman of Urology at the Chaim Sheba Medical Center and Professor of Surgery at Tel-Aviv University. Prof. Goldwasser holds an MD and MBA from Tel-Aviv University.

Dan Sztybel has served as our chief executive officer since April 2019. Previously, Mr. Sztybel led the Life Science and Healthcare Advisory Team at EY (Ernst & Young). There, Mr. Sztybel led the business strategy and funding strategy life sciences, medical device, digital healthcare, and clean-tech companies. Mr. Sztybel has a strong background in molecular biology/biotechnology and was part of a PhD program in Molecular Genetics at the Weizmann Institute, Israel. Mr. Sztybel served as a research scientist at EvoGene and Compugen, and as an IP Patent assistant at Ehrlich & Fenster.

Shlomo Zakai has served as our chief financial officer since August 2017. Mr. Zakai is an expert in finance with many years of experience with U.S. public companies. He established his own accounting firm in Israel in 2004, providing a range of services to publicly traded and private companies. Mr. Zakai has served as controller and chief financial officer of a number of private companies. Over the last five years, Mr. Zakai served as chief financial officer of Blue Sphere Corp. (OTC:BLSP) and Todos Medical Ltd. (OTC:TOMDF). Mr. Zakai serves as the internal auditor of several Israeli publicly traded companies and oversees Sarbanes-Oxley compliance for U.S. and Israeli publicly traded companies. He previously worked as an accountant for nine years with Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global, where he last served as a senior manager and worked with technology companies publicly traded on Nasdaq and in Israel. Mr. Zakai holds a BA in Accounting from the College of Management in Rishon Le’Zion, Israel, and is a certified public accountant in Israel.

Doron Shorrer has served as our director since August 2018. Mr. Shorrer has been the chairman and chief executive officer of Shorrer International Ltd. since 1998. Mr. Shorrer served as chairman of Pluristem Therapeutics, Inc. until 2006, and an independent director there from October of 2003. From 2002 to 2004, Mr. Shorrer served as the chairman of the board of the Israeli Phoenix Insurance Company. Mr. Shorrer served as the chairman of Lito Group and as a deputy chairman of Milomor. He has been a director of AIG since 2006 and Omer Insurance Companies since 2008. Prior to these positions, Mr. Shorrer held senior appointments that included Arbitrator at the Claims Resolution Tribunal for Dormant Accounts in Switzerland. Mr. Shorrer holds a BA in Economics and Accounting and an MA in Business Administration from the Hebrew University of Jerusalem, and is a certified public accountant in Israel.

Jacob Perry has served as our director since August 2018. Jacob Perry, a former Member of the Knesset, is the former Director of the Shin Bet (the Israeli Security Agency), and former Minister of Science, Technology, and Space. In 1988, Mr. Perry was appointed as the Director of the Shin Bet, a post he held for seven years, until early 1995. After his retirement from the Shin Bet, he served as the Prime Minister’s envoy on POWs (Prisoners of War) and MIAs (Missing in Action) under Prime Ministers Shimon Peres, Benjamin Netanyahu, and Ehud Barak. Additionally, following his service in the Shin Bet, Mr. Perry joined the private sector as the first president and CEO of Cellcom (1995-2003), which he turned into a leading company in Israel’s mobile telecom field. Since then, he served as the Chairman of the Board of a number of prominent organizations and businesses, most notably as the Chairman of Mizrahi-Tefahot Bank for 10 years. In 2013, Mr. Perry joined the new Yesh Atid centrist party, led by Mr. Yair Lapid. In elections that year, he was elected to the Knesset and was appointed the Minister of Science, Technology, and Space, Member of the Ministerial Committee on Legislation, and Observing Member of the Security Cabinet. He held these posts until December 2014, when Yesh Atid left the coalition. Mr. Perry resigned in February 2018. Mr. Perry earned his BA in Middle Eastern and Israel Studies from Tel Aviv University and later studied at the Harvard Business School.

Vered Raz-Avayo has served as our director since August 2018. Ms. Raz-Avayo has served as a director at Foresight Autonomous Holdings Ltd. since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. Ms. Raz-Avayo served as chief financial officer at one of the companies under the Levayev group. In addition, during the last 12 years, Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., Africa Israel Residences Ltd. and TAMDA Ltd. Ms. Raz-Avayo holds a BA in Business Administration – Accounting and Finance, from the College of Management, and an MFA in Film, TV and Screenwriting from the Faculty of Arts of the Tel-Aviv University. Ms. Raz-Avayo is also a certified public accountant in Israel.

Involvement in Certain Legal Proceedings

On July 2011, Pimi Israel Ltd., or Pimi Israel, a subsidiary of the Company, filed with the Commissioner of Patent, or the Commissioner, at the Israeli Patent Office a claim stating its opposition to a patent application made by Xeda International S.A, or Xeda, which would have restricted Pimi Israel’s operations.

In June 2018, the Commissioner accepted Pimi Israel’s claims against Xeda’s patent application and, accordingly, rejected Xeda’s application. The Commissioner awarded Pimi Israel with expenses and legal fees in the aggregate amount of approximately NIS 165,000 NIS.

In September 2018, Xeda filed an appeal with the District Court in Jerusalem, or the Court, with respect to the Commissioner’s decision, and on January 2019, the Court dismissed Xeda’s appeal and awarded Pimi Israel expenses and legal fees in the aggregate amount of approximately NIS 50,000.

In February 2019, Xeda filed a request to appeal the Court’s decision with the Israeli Supreme Court. Pimi Israel is required to file an answer to Xeda’s appeal with the Israeli Supreme Court by April 18, 2019. In May 2019, the Israeli Supreme Court rejected Xeda’s request to appeal and awarded Pimi Israel expenses and legal fees in the aggregate amount of NIS 8,000.

Item 6. Executive Compensation.

Summary Compensation Table

The following table sets forth, for the fiscal years ended December 31, 2018 and December 31, 2017, certain information regarding the compensation earned by our named executive officers.

Summary Compensation Table

2018

Name and Principal Position(1)	Fiscal Year Ended December 31, 2018	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Nimrod Ben Yehuda		92,350	-	-	3,104	-	-	-	95,454
Nir Ecology(2)		14,135	-	10,000	-	-	-	-	24,135
Avi Levi		50,092	-	-	-	-	-	-	50,092
Shlomo Zakai (CFO)		38,736	-	-	-	-	-	-	38,736
Benad Goldwasser (Chairman of the board of directors)		69,979	-	39,406	-	-	-	-	109,385
Omdan Consulting		6,062	-	10,000	-	-	-	-	16,062
Eitan Shmueli		-	-	-	-	-	-	-	-
Michael Weiis		-	-	-	-	-	-	-	-

(1)	Nir Ecology Ltd. is a company wholly owned by our former director Nimrod Ben Yehuda, through which Mr. Ben Yehuda provides us with various services.

2017

Name and Principal Position	Fiscal Year Ended December 31, 2017	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Nimrod Ben Yehuda		78,853	-	-	4,030	-	-	-	82,883
Nir Ecology(1)		88,502	-	80,000	4,030	-	-	-	172,532
Avi Levi		79,673	-	-	-	-	-	-	79,673
Avi Elhayak		19,248	-	-	-	-	-	-	19,248
Benad Goldwasser (Chairman of the board of directors)		-	-	-	-	-	-	-	-
Omdan Consulting		8,000	-	40,000	-	-	-	-	48,000
Eitan Shmueli		59,552	-	-	-	-	-	-	59,552
Michael Weiis		-	-	-	-	-	-	-	-

(1)	Nir Ecology Ltd. is a company wholly owned by our former director Nimrod Ben Yehuda, through which Mr. Ben Yehuda provides us with various services.

Director Compensation

Name	Fees earned or paid is cash ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	Total($)
Benad Goldwasser	-	-	-	-	-	-	-	-
Doron Shorrer	-	-	-	-	-	-	-	-
Jacob Perry	-	-	-	-	-	-	-	-
Vered Raz-Avayo	-	-	-	-	-	-	-	-

Employment Agreements

Except for the following agreements, we do not have any written agreements with any of our executive officers.

Corporate Advisory Consulting Agreement with Goldmed Ltd.

On August 30, 2017, we entered into a corporate advisory consulting agreement, or the Goldmed Agreement, with Goldmed Ltd., a company wholly owned by Mr. Benad Goldwasser, who currently serves as our active chairman of the board of directors. Pursuant to the Golmed Agreement, Mr. Goldwasser provides us with services since May 1, 2018. Under the terms of the Goldmed Agreement, Mr. Goldwasser is entitled to a monthly fee in the amount of $5,000 until we raise $1 million, and to a monthly fee in the amount of $10,000 after we raise more than $2 million. The Goldmed Agreement will continue to be in effect unless terminated by either party by providing a 90-day prior written notice.

In addition, Mr. Goldwasser was granted options to purchase up to 1,000,000 shares of our common stock, with an exercise price of $0.03 per share. The options vest quarterly over a period of 36 months and will be accelerated in full if we terminate the Goldmed Agreement for no cause prior to the end of the vesting period. Also, Mr. Goldwasser is entitled to a monthly retainer in the amount of $2,000 for his services as a member of the board of directors of our wholly owned Israeli subsidiary.

On January 3, 2019, we updated the terms and conditions of Goldmed Agreement, which now provides that Mr. Goldwasser is entitled to a monthly fee in the amount of $10,000 and a monthly car allowance of $2,000, which will be triggered when the Company raises $1 million, and of which will commence on the date Mr. Goldwasser was elected to serve as a member of the board of directors of the Company. The fee is inclusive in the fees payable to Mr. Goldwasser as a director.

On April 29, 2018, the Company issued to Mr. Goldwasser 200,000 warrants to purchase 200,000 shares of common stock of the Company for a purchase price of $0.3 per warrant. The warrants are exercisable at any time prior to April 28, 2020.

Services Agreement with Dan Sztybel as chief executive officer

On October 10, 2018, we entered into a service agreement (as amended on March 28 , 2019), or the Services Agreement, with Mr. Sztybel, pursuant to which Mr. Sztybel provides us with services as our chief executive officer. Pursuant to the terms of the Services Agreement, Mr. Sztybel is currently entitled to a monthly fee in the amount of NIS 37,700 (approximately $10,572) plus value added tax and car allowance in the amount of NIS 3,250 (approximately $911) plus value added tax, per month in addition to reimbursement of all expenses incurred by Mr. Sztybel for providing us with the services under the Services Agreement, including but not limited to, travel expenses, flights expenditures etc. In addition, Mr. Sztybel was granted options to purchase shares of our common stock, including the following:

(a)	Options to purchase up to 100,000 shares of common stock, under employees’ stock option plan, in the event that we will receive EPA and FDA approvals by the end of the second quarter of 2020.

(b)	Options to purchase up to 100,000 shares of common stock in the event of Mr. Sztybel’s continuums employment as the date of the grant under the employees’ stock option plan. Such options shall vest over a 36-month period commencing in October 2018 as follows: (i) 33,334 options shall vest following the initial 12-month period as of the date of grant, (ii) 8,333 options shall vest following the lapse of each additional three-month period thereafter. All other terms and conditions of the options shall be consistent to those applicable under the employees’ stock option plan.

(c)	Options to purchase up to 200,000 shares of common stock in the event of Mr. Sztybel’s continuums employment as the date of the grant under employees’ stock option plan. Such options shall vest quarterly over three years, commencing on April 1, 2019. All other terms and conditions of the options shall be consistent to those applicable under the employees’ stock option plan.

Both parties may terminate the Services Agreement at any time for any reason upon a 30-day prior written notice.

Engagement with Shlomo Zakai as chief financial officer

The engagement with Mr. Zakai is based on a price offer dated September 28, 2017, pursuant to which Mr. Zakai provides accountant services as chief financial officer. Pursuant to the terms of such price offer, Mr. Zakai is entitled to a fixed fee for several services as well as compensation according to an hourly rate. For 2018, the scope of our engagement with Mr. Zakai was in an amount of approximately $38,736.

Services Agreement with Amir Uziel as economic consultant.

On October 7, 2018, we entered into a services agreement, or the Uziel Services Agreement, with Amir Uziel Economic Consulting Ltd. and Mr. Amir Uziel, pursuant to which Mr. Uziel provides us with consulting services related to financial markets, offering of securities and fundraising. Pursuant to the terms of the Uziel Services Agreement, Mr. Uziel is currently entitled to a monthly fee in an amount of $1,500 plus value added tax. In addition, in the event of Mr. Uziel’s continuous engagement, we will grant Mr. Uziel 33,334 options to purchase up to 33,334 of our shares of common stock, subject to our Equity Incentive Plan. The Uziel Services Agreement is effective until August 31, 2019.

Services Agreement with NSNC Consulting Ltd. as VP Research and Development

On January 15, 2019, we entered into a services agreement with NSNC Consulting Ltd., or the NSNC Services Agreement pursuant to which NSNC Consulting Ltd. provides us personally through Mrs. Neta Matis with VP Research and Development services. Mrs. Matis is currently entitled to a monthly fee in an amount of NIS 15,000 (approximately $4,206) plus value added tax. In addition, in the event of Mrs. Matis’s continuous engagement, we will grant Mrs. Matis options to purchase up to 50,000 of our common stock, subject to our 2018 Equity Incentive Plan. Such options shall vest over a period of 36 months commencing on January 13, 2019, as follows: (i) 16,667 options shall vest following 12 months as of the date of grant; (ii) 4,167 options shall vest following the lapse of each three months period thereafter. Both parties may terminate the Services Agreement at any time for any reason upon a 30 days prior written notice.

Services Agreement with TE Regulatory Consulting Ltd. as VP Regulatory and Licensing

On September 25, 2018, we entered into a services agreement with TE Regulatory Consulting Ltd., or TE Services Agreement, pursuant to which TE Regulatory Consulting Ltd. provides us, personally through Dr. Tali Ehrlich or by personnel under her supervision, with VP Regulatory and Licensing services in a part time position scope of 30%. Dr. Ehrlich is currently entitled to a monthly fee in an amount of NIS 16,000 (approximately $4,487) plus value added tax. In addition, in the event of Dr. Ehrlich’s continuous engagement, we will grant Dr. Ehrlich 50,000 options to purchase up to 50,000 of our shares of common stock, subject to our Equity Incentive Plan. Such options shall vest over a 36 month period following October 1, 2018, as follows: (i) 16,667 options shall vest following 12 months as of the date of grant; (ii) 4,167 options shall vest following the lapse of each three month period thereafter. Both parties may terminate the TE Services Agreement at any time for any reason upon 30 days prior written notice.

Employment Agreement with Ronen Feiglin as VP Operations

On October 24, 2018, we entered into an employment agreement, or the VP Operations Employment Agreement, with Mr. Feiglin, pursuant to which Mr. Feiglin is employed by us as VP Operations. Mr. Feiglin is currently entitled to a monthly gross salary in the amount of NIS 29,000 (approximately $8,132), car leased by us and car allowance, cellular phone, 22 vacation days per year and other social benefits. In addition, in the event of Mr. Feiglin’s continuous engagement, we will grant Mr. Feiglin 100,000 options to purchase up to 100,000 of our shares of common stock, subject to our Equity Incentive Plan. Such options shall vest over a 36 month period following the date of grant, as follows: (i) 33,334 options shall vest following 12 months as of the date of grant; (ii) 8,333 options shall vest following the lapse of each three month period thereafter. The VP Operations Employment Agreement provides for 30 days prior written notice.

Employment Agreement with Jonathan Henen as VP Sales

On September 12, 2018, we entered into an employment agreement with Mr. Jonathan Henen, or the VP Sales Employment Agreement, pursuant to which Mr. Henen is employed by us as VP Sales. Mr. Henen is currently entitled to a monthly gross salary in the amount of NIS 29,000 (approximately $8,132), car leased by us and car allowance, cellular phone, 22 vacation days per year and other social benefits. In addition, in the event of Mr. Henan’s continuous engagement, we will grant Mr. Henan 100,000 options to purchase up to 100,000 of our shares of common stock, subject to our Equity Incentive Plan. Such options shall vest over a 36 month period following the date of grant, as follows: (i) 33,334 options shall vest following 12 months as of the date of grant; (ii) 8,333 options shall vest following the lapse of each three month period thereafter. The VP Sales Employment Agreement Employment Agreement provides for 30 days prior written notice.

Equity Incentive Plan and other Employee Benefits Plans

2018 Equity Incentive Plan

In October 2018, our Board of Directors adopted our 2018 Equity Incentive Plan. As of June 30, 2019, we had options to purchase 841,669 ordinary shares outstanding under the 2018 Equity Incentive Plan with a weighted-average exercise price of $0.45.

As of October 2019, our 2018 Equity Incentive Plan has up to 1,333,333 ordinary shares reserved for issuance to plan beneficiaries. The 2018 Equity Incentive Plan, as amended, also contains an “evergreen” provision, which provides for an automatic allotment of ordinary shares to be added every year to the pool of ordinary shares available for grant under the 2017 equity incentive plan, or 2017 Equity Incentive Plan. Pursuant to the “evergreen” provision, on January 1 of each year (as of January 1, 2019), the number of ordinary shares available under the 2017 Plan automatically increases by the lesser of the following: (i) one and one-half percent (1.5%) of our outstanding ordinary shares on the last day of the immediately preceding year; and (ii) an amount determined in advance of January 1 by the Board of Directors.

The 2018 Equity Incentive Plan permits the grant of Incentive Stock Options to employees of the Company, including officers and directors, and Non-statutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other stock or cash awards as the administrator of the plan may determine, to Company’s employees and service providers.

The 2018 Equity Incentive Plan may be administered by the Board of Directors or by different committees that may be established with respect to different groups of service providers; in that event, the committee established with respect to a group of service providers shall administer the 2018 Equity Incentive Plan with respect to awards granted to members of such group.

Subject to the provisions of the 2018 Equity Incentive Plan, and in the case of a committee, subject to the specific duties delegated by the board to such committee, the administrator will have the authority, in its sole discretion to determine subject to Israeli law and section 16 of the Exchange Act, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and conditions and restrictions applicable to an award, as well other matters necessary in the administration of the 2018 Equity Incentive Plan. The 2018 Equity Incentive Plan enables us to issue awards under various tax regimes, including, without limitation, pursuant to Section 102 of the Ordinance, and under Section 3(i) of the Ordinance and Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code.

The 2018 Equity Incentive Plan provides that awards granted to our employees, directors and officers who are not controlling shareholders and who are not considered Israeli residents are intended to qualify for special tax treatment under the “capital gain track” provisions of Section 102(b) of the Ordinance as detailed above. Our Israeli non-employee service providers and controlling shareholders may only be granted awards under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Awards granted under the 2018 Equity Incentive Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital. Notwithstanding the foregoing provisions, options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to the issuance or assumption of an option in a transaction to which Section 424(a) of the Code applies in a manner consistent with said Section 424(a).

The vesting schedule of options granted under 2018 Equity Incentive Plan is set forth in each grantee’s award agreement.

Awards terminate upon the date set out in the grantee’s specific award agreement or at the end of an extended period following the termination of the grantee’s employment or service. In the event of the death of a grantee while employed by or performing service for us or an affiliate, or in the event of termination of a grantee’s employment or services for reasons of disability, the grantee or his or her estate or legal successor (in the case of death), may exercise awards that have vested prior to termination within a period of six (6) months from the date of disability or death but in any event no later than the expiration date of the awards. If a participant ceases to be a service provider, other than upon the participants termination as the result of the participant’s death or disability, may exercise his or her option within such period of time as is specified in the award agreement to the extent that the option is vested on the date of termination (but in no event later than the expiration of the term of such option as set forth in the award agreement). In the absence of a specified time in the award agreement, the option will remain exercisable for three (3) months following the participant’s termination. Unless otherwise provided by the administrator, if on the date of termination the participant is not vested as to his or her entire option, the ordinary shares covered by the unvested portion of the option will revert to the 2018 Equity Incentive Plan. If after termination the participant, the participant does not exercise his or her option within the time specified by the award agreement or by operation of this Section 6(d)(3), the option will terminate, and the ordinary shares covered by such option will revert to the 2018 Equity Incentive Plan.

Israeli Options may not be assigned or transferred other than by will or laws of descent, unless otherwise determined by the committee.

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

In the event of a merger or change in control, each outstanding award will be treated as the administrator determines, including, without limitation, that each award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator will not be required to treat all awards similarly in the transaction.

In the event that the successor corporation does not assume or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and Stock Appreciation Rights, including ordinary shares as to which such awards would not otherwise be vested or exercisable. All restrictions on Restricted Stock will lapse, and, with respect to Restricted Stock Units, Performance Shares and Performance Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an option or Stock Appreciation Right is not assumed or substituted for in the event of a Change in Control, the administrator will notify the participant in writing or electronically that the option or Stock Appreciation Right will be fully vested and exercisable for a period of time determined by the administrator in its sole discretion, and the option or Stock Appreciation Right will terminate upon the expiration of such period.

In the year ended December 31, 2018, we granted to our directors and officers options to purchase maximum aggregated number of 866,669 of the company’s ordinary shares, under our equity incentive plan. 866,669 options were granted at an exercise price of $0.45 per share, and the latest expiration date for such options is March 31, 2024.

Overview of Compensation Program

Non-Employee Directors

There are no current agreements pursuant to which non-employee directors are or will be compensated in the future for any services provided as a non-employee director.

In addition, we have entered into indemnification agreements with each of our directors and officers, including our non-employee directors.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Loan Agreement with Nimrod Ben Yehuda

On February 26, 2019, we entered into a loan agreement, or the Loan Agreement, with Mr. Nimrod Ben Yehuda, our founder and former director of Nir Ecology Ltd., a company wholly owned by Mr. Ben Yehuda, or, Nir Ecology, pursuant to which we extended Nir Ecology with a loan in an aggregate amount of NIS 50,000 (approximately $14,021). The loan amount bears interest at an annual compounded rate of four percent (4%) from the date the loan was actually provided to the and until the repayment date.

On March 18, 2019, we entered into a settlement agreement in connection with the Loan Agreement, pursuant to which we agreed to pay Mr. Ben Yehuda NIS 50,000 plus VAT, or the Advancement, for the unpaid services he provided us during 2017 and 2018 in an amount of NIS 263,929, or the Debt. In addition, we agreed to pay to Mr. Ben Yehuda NIS 196,646 plus VAT for the payments which were paid to him for his services during 2017 and 2018. The balance of the Debt, following payment of the Advancement, is NIS 213,929 and shall be paid to Mr. Ben Yehuda in 12 monthly payments commencing on August 2021 as follows: 11 payments of NIS 18,000 plus VAT and the last payment in an amount of NIS 15,929 plus VAT. The Debt will not bear interest and will be prepaid in whole or in part.

Corporate Advisory Consulting Agreement with Nir Ecology Ltd.

On August 30, 2017, we entered into a corporate advisory consulting agreement with Nir Ecology, or the Nir Ecology Agreement, pursuant to which, Mr. Ben Yehuda provides us with services since September 1, 2017. Pursuant to the terms of the Nir Ecology Agreement, Nir Ecology is entitled to a monthly fee in the amount of $3,000. The Nir Ecology Agreement remained in effect until August 31, 2019 and was renewed thereafter.

Indemnification of D&O

See “Item 6⸺ Executive Compensation ⸺Overview of Compensation Program ⸺Non-Employee Directors” for description of indemnification agreements with our directors and officers.

Promoters and Certain Control Persons

None.

List of Parents

None.

Item 8. Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. See “Item 5⸺ Directors and Executive Officers ⸺ Involvement in Certain Legal Proceedings” for description of litigation against us.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Our shares of Common Stock are currently traded on the Over-the-Counter Pink Sheet Marketplace under the symbol “SAFO”.

Holders

As of September 15, 2019, there were 10,209,487 shares of common stock outstanding, which were held by 224 record holders.

Dividends

We have never paid cash dividends on any of our capital stock and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

As of the date of this registration statement on Form 10, the company has authorized 1,333,333 shares of common stock for issuance under its 2018 Equity Incentive Plan. The following table presents the information as of December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	0	0	0
Equity compensation plans not approved by security holders	866,669	0.45	466,664
Total	866,669	0.45	466,664

See “Item 6. Executive Compensation⸺ Stock Option Plan and other Employee Benefits Plans” for a description of our 2018 Equity Incentive Plan.

Item 10. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by us during the last three years, that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such shares and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

On August 22, 2017, we authorized and approved the issuance of 533,334 restricted shares of common stock to Nir Ecology Ltd. for services rendered to us between May 2014 through August 2017, valued at $80,000. The shares of common stock were issued to “non-U.S. Persons” as defined in Rule 902(k)(2) pursuant to the exemption provided by Regulation S, or Reg. S, promulgated by the SEC under the Securities Act of 1933, as amended, or the Act.

In addition, the board of directors approved the issuance of shares of common stock under Reg. S for services rendered to us, as follows:

(i)	266,667 shares of common stock to Omdan Consulting and Instruction Ltd. for services rendered between May 2014 through August 2017 valued at $40,000;
(ii)	266,667 shares of common stock to Mr. Alon Carmel (our former director) for past services rendered and a director and consulting services valued at $40,000;

On August 31, 2017, we issued (i) 233,334 shares of common stock to an unaffiliated third-party consultant pursuant to a consulting agreement in consideration for economic advisory and business development services and (ii) 233,334 shares of common stock to another unaffiliated third-party consultant in consideration for economic advisory and business development services under a separate consulting agreement with us.

On November 5, 2017, we issued 2,166,668 shares of common stock pursuant to subscription agreements with “accredited investors,” as defined in Rule 501 of Regulation D, or Reg. D, promulgated by the SEC under the Act, for total consideration of $325,000. These shares of common stock were issued under Reg D.

On November 5, 2017, we issued the following:

(i)	61,576 shares of common stock pursuant to subscription agreements with existing shareholders for total consideration of $54,235. A portion of these shares were issued under Reg. D. to “U.S. Persons,” as defined in Rule 902(k)(1) of Reg. S and the remainder of these shares were issued to non-U.S. Persons under Reg. S.;

(ii)	53,334 shares of common stock for IT services rendered during the period from September 2017 through December 2017. The Company has estimated the fair value of such shares of common stock at $8,000, which shares of common stock were issued under Reg. S; and

(iii)	18,400 shares of common stock in satisfaction for interest accrued on the loan provided to us in 2013, of which $2,500 were recorded as a return of the principal of which was converted into shares of common stock in August 2015, and the remaining $260 were recorded as interest expenses. These shares of common stock were issued under Reg. S: and

(iv)	48,000 shares of common stock as payment for use of office facilities located in New York City, NY, during the period from September 2017 to December 2020. We estimated the fair value of such shares at $7,200, based upon the amount of the use fee of $200 per month. The shares were issued to an unaffiliated third-party under Reg. D.

On January 24, 2018, we issued 5,000,000 shares of common stock to five accredited investors for total consideration of $50,000. The shares were issued under Reg. S.

In January 2018, we issued 66,667 shares of common stock to Nir Ecology Ltd. on account of services rendered to us for a period of three and a half months. The Company evaluated the cost of the shares at $10,000. The shares were issued under Reg. S.

In January 2018, we issued 66,667 shares of common stock to Omdan Consulting and Instructing Ltd., a company owned by Mr. Eitan Shmueli and his wife Mrs. Vivy Shmueli on account of IT services rendered to us for a period of five months. The Company evaluated the cost of the shares at $10,000. The shares were issued under Reg. S.

On April 29, 2018, we issued 200,001 shares of common stock for total consideration of $30,000 to our chairman of the Board, Prof. Benad Goldwasser. The shares were issued under Reg. S. In addition, we allocated of 200,000 warrants to Prof. Goldwasser at an exercise price of $0.02 per share.

On August 13 and 19, 2018, we issued a total 77,784 shares of common stock to several of our existing shareholders who were owed a sum of $35,000 in preferred dividend, against their consent to waive the dividend in cash for the receipt of the shares of common stock as dividend in kind. The value of the dividend in kind was recorded against additional paid in capital. The shares of common stock were issued under Reg. D.

On August 16, 2018, we issued 1,924,945 shares of common stock to 19 investors who held ordinary shares in our Israeli subsidiary, Save Foods, Ltd., in exchange for 7,218, shares of common stock of the Subsidiary, at the rate of four (4) shares of common stock for one (1) share of the Subsidiary. Because of the exchange, we increased our holdings in the Subsidiary from approximately 60% to approximately 98.5%. We accounted the exchange as equity transaction, therefore no gain or loss was recognized in the consolidated financial statements. The transaction was presented as issuance of shares of common stock in exchange of subsidiary ordinary shares in the equity statement. Shares of common stock were issued under Reg. D.

On August 20, 2018, we issued 1,124,453 shares of common stock to 13 investors, for total consideration of $506,000 reflecting a price of $0.45 cents for one share of common stock. The shares of common stock were issued to one investor under Reg. D, and to 12 investors under Reg. S. On September 4, 2018, we issued 177,779 shares of common stock $0.0001 par value, to two accredited investors for total consideration of $80,000. The shares of common stock were issued under Reg. S.

On October 8, 2018, we issued 255,589 shares of common stock, to an accredited investor for total consideration of $115,000. The shares of common stock were issued under Reg. S.

On November 5, 2018, we issued 133,334 shares of common stock, to an accredited investor for total consideration of $60,000, and 44,445 shares of common stock, to an accredited investor for total consideration of $40,000. The shares of common stock were issued under Reg. S.

On November 12, 2018, we issued 37,037 shares of common stock, to an accredited investor for total consideration of $33,333. The shares of common stock were issued under Reg. S.

On January 9, 2019, we issued (i) 11,112 shares of common stock, for total consideration of $10,000. 33,334 shares of common stock, for total consideration of $30,000; (ii) 11,112 shares of common stock, for total consideration of $10,000; (iii) 55,556 shares of common stock, to an accredited investor for total consideration of $50,000; (iv) 22,223 shares of common stock, for total consideration of $20,000. The shares of common stock were issued under Reg. S.

On February 8, 2019, we issued (i) 55,556 shares of common stock, to an accredited investor for total consideration of $50,000; (ii) 27,778 shares of common stock, to an accredited investor for total consideration of $25,000. The shares of common stock were issued under Reg. S.

On February 8, 2019, we issued total of 111,112 shares of common stock, to an accredited investors for total consideration of $100,000. The shares of common stock were issued under Reg. D.

On March 18, 2019, we issued (i) 111,112 shares of common stock, to an accredited investor for total consideration of $100,000; (ii) 55,556 shares of common stock, to an accredited investor for total consideration of $50,000 and on the same time issued him 55,556 shares of common stock of Common Stock $0.0001 par value for total consideration of $66,666. The shares of common stock were issued under Reg. S. In addition, we issued 55,556 warrants to purchase the company shares of common stock of Common Stock at an exercise price of $1.8.

On May 23, 2019, we issued 222,223 shares of common stock, to Yediot Internet, for a total consideration of $200,000. The shares of common stock were issued under Reg. S.

On May 26, 2019, we issued 70,028 Units at an offering price of $1.2 per unit, each unit consist of: (i) one share of common stock and (ii) one warrant to purchase one additional shares of common stock at an exercise price of $1.8 per warrant share, to Yaniv Farber. The units were issued at an aggregated offering price of $84,034, under Reg S.

On August 5, 2019, the Company signed a subscription agreement with an investor according to which the Company will issue total of 83,334 shares of Common Stock of the Company $0.0001 par value, to accredited investor for total consideration of $100,000. In addition, and on the same time the Company issued him 83,334 warrants to purchase the company shares of Common Stock at an exercise price of $0.12.

Item 11. Description of Registrant’s Securities to be Registered

We are registering on this Registration Statement only our shares of common stock, the terms of which are described below.

Common Stock

In accordance with our certificate of incorporation, we are authorized to issue two classes of stock. As of September 15, 2019, we had 495,000,000 authorized shares of common stock, par value $0.0001 per share and 5,000,000 authorized shares of preferred stock, par value $0.001 per share.

At any meeting of the stockholders, every stockholder of common stock is entitled to vote and may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

Each stockholder shall have one vote for every share of stock entitled to vote, which is registered in his name on the record date for the meeting, except as otherwise required by law or our certificate of incorporation or bylaws.

Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) of §242 of the General Corporation Law of the State of Delaware shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

In accordance to our current bylaws, dividends may be paid only when and as declared by the Board of Directors.

Convertible Instruments

The Company does not have any convertible instruments, which remain outstanding as of June 30, 2019.

Promissory Notes

The Company does not have any promissory notes, which remain outstanding as of June 30, 2019.

Secured Investor Notes

None.

Warrants

On April 29, 2018, we issued to Prof. Benad Goldwasser 200,000 investment units, or Units, each comprised of one share of common stock, par value $0.0001 and an option to purchase one share of common stock, or the Option, at an offering price of $0.01 per Unit. Each Option shall be exercisable into one a share of common stock during two years following the date of allocation, at an exercise price per share of $0.03.

On March 5, 2019, or the Warrant Commencement Date, we issued 55,556 warrants to purchase 55,556 shares of common stock to Yomatave Ltd., for a period of 18 months from the Warrant Commencement Date, at an exercise price of $1.8 per warrant share, or the Exercise Price. If we, at any time while such warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of common stock or any other equity or equity equivalent securities payable in shares of common stock; (ii) subdivides outstanding shares of common stock into a larger number of shares; (iii) combines outstanding Shares of Common Stock into a smaller number of shares; or (iv) issues by reclassification of Shares of Common Stock any shares of capital stock, then in each case the Exercise Price shall be multiplied or divided, as the case may be , by fraction of which the numerator of shares of common stock outstanding immediately before such event and of which the denominator shall be the number of shares of common stock outstanding immediately after such event, and the number of shares issuable upon exercise of this warrant shall be proportionately adjusted such that the aggregate Exercise Price of this warrant shall remain unchanged.

On May 26, 2019, we issued 70,028 Units at an offering price of $1.2 per unit, each unit consist of: (i) one share of common stock and (ii) one warrant to purchase one additional shares of common stock at an exercise price of $1.8 per warrant share, to Yaniv Farber. The units were issued at an aggregated offering price of $84,034, under Reg. S.

On August 5, 2019, or the Warrant Commencement Date, we issued 1,250,000 warrants to purchase 1,250,000 shares of common stock to Husam Saaida, until the later to occur of (i) a lapse of 18 months period following the Warrant Commencement Date, or (ii) a lapse of 6 months period following the date on which the U.S. EPA issues a regulatory approval allowing commercializing our product under antibacterial sanitizer label, at an exercise price of $0.12 per warrant share, or the Exercise Price. If we, at any time while such warrant is outstanding: (i) pay a stock dividend or otherwise make a distribution or distributions on shares of common stock or any other equity or equity equivalent securities payable in shares of common stock; (ii) subdivides outstanding shares of common stock into a larger number of shares; (iii) combines outstanding Shares of Common Stock into a smaller number of shares; or (iv) issue by reclassification of Shares of Common Stock any shares of capital stock, then in each case the Exercise Price shall be multiplied or divided, as the case may be, by fraction of which the numerator of shares of common stock outstanding immediately before such event and of which the denominator shall be the number of shares of common stock outstanding immediately after such event, and the number of shares issuable upon exercise of this warrant shall be proportionately adjusted such that the aggregate Exercise Price of this warrant shall remain unchanged.

Item 12. Indemnification of Directors and Officers.

Section 145 of the DGCL provides, in general, that a corporation incorporated under the laws of the State of Delaware, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. In addition, we entered into indemnification agreements with each of its directors and officers to provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification. In addition, the rights conferred in our Amended Restated Bylaws are not exclusive.

Item 13. Financial Statements and Supplementary Data

The information required by this item may be found beginning on page F-1 of this Registration Statement and are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We have had no disagreements with our auditors or accounting or financial disclosures.

Item 15. Financial Statements and Exhibits

(a) Financial Statements

The financial statements can be found beginning on page F-1 of this Registration Statement and are incorporated herein by reference.

(b) Exhibits

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation
3.2	Amended and Restated Bylaws
10.1	2018 Equity Incentive Plan
10.2	Services Agreement by and between the Registrant and Dan Sztybel, dated October 10, 2018
10.3	Addendum No. 1 to Services Agreement by and between the Registrant and Dan Sztybel, dated March 28, 2019
10.4	Engagement Letter dated September 28, 2017, related to financial services rendered to the registrant by Shlomo Zakai
21.1	List of Subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019	Save Foods, Inc.
(Registrant)

	By:	/s/ Benad Goldwasser
Benad Goldwasser
Chairman of the Board of Directors

SAVE FOODS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

F-1

Save Foods Inc.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

SAVE FOODS, INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Save Foods, Inc and its subsidiary (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not yet generated material revenues from its operations to fund its activities and is therefore dependent upon external sources for financing its operations. As of December 31, 2018, the Company has incurred accumulated deficit of $8,713,091 and negative operating cash flows. These factor among others, as discussed in Note 1 to the consolidated financial statements raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of’ these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Halperin Ilanit.

Certified Public Accountants (Isr.)

Tel Aviv, Israel

April 2, 2019

We have served as the Company’s auditor since 2018

30 A'arba'a st. A'arba'a towers, Tel Aviv 6473926 | tel. +972-3-9335474 | fax. +972-3-9335466 | www.halperin-cpa.co.il

F-3

SAVE FOODS, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars except share and per share data)

	December 31,	December 31,
	2018	2017
Assets
Current Assets
Cash and cash equivalents	439,806	28,318
Accounts receivable, net	135,297	139,420
Inventories	38,085	14,968
Other current assets (Note 3)	63,492	68,983

Total Current assets	676,680	251,689

Property and Equipment, Net (note 4)	85,143	162,185

Long Term Assets	-	21,633

Funds in Respect of Employee Rights Upon Retirement	97,388	99,924
Total assets	859,211	535,431

Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities
Short-term loan from banking institution	23,145	36,805
Secured Promissory Notes (Note 6)	-	50,352
Accounts payable	196,551	190,255
Other accounts payable (Note 5)	264,002	487,291
Convertible Loans (notes 7)	-	311,763
Total current liabilities	483,698	1,076,466
Long term from banking institution (note 8)	37,926	61,379

Liability for employee rights upon retirement	126,072	129,873

Total liabilities	647,696	1,267,718

Stockholders’ Equity (Deficit) (Note 10)
Common stocks of US$ 0.0001 par value each (“Common Stocks”): 495,000,000 shares authorized as of December 31, 2018 and 2017; issued and outstanding 138,423,237 and 71,794,668 shares as of December 31, 2018 and 2017, respectively.	13,842	7,179
Preferred stocks of US$ 0.0001 par value (“Preferred stocks”): 5,000,000 shares authorized as of December 31, 2018 and 2017; issued and outstanding 0 shares as of December 31, 2018 and 2017.	-	-
Additional paid-in capital	8,838,751	7,936,575
Proceeds on account of shares	105,000	-
Foreign currency translation adjustments	(26,275)	(26,275)
Accumulated deficit	(8,713,091)	(8,356,198)
	218,227	(438,719)
Non-controlling interests	(6,712)	(293,568)
Total stockholders’ equity (deficit)	211,515	(732,287)
Total liabilities and stockholders’ equity (deficit)	859,211	535,431

The accompanying notes are an integral part of the consolidated financial statements.

F-4

SAVE FOODS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars except share and per share data)

	Year ended
	December 31
	2018	2017

Revenues from sales of products	426,591	343,927
Cost of sales (Note 12)	(111,091)	(125,037)
Gross profit	315,500	218,890
Research and development expenses (Note 13)	(357,077)	(322,963)
Selling and marketing expenses	(140,727)	-
General and administrative expenses (Note 14)	(336,355)	(590,080)
Operating loss	(518,659)	(694,153)
Financing income (expenses), net	49,804	(21,252)
Other income (loss), net	23,870	(242,296)
Net loss for the year	(444,985)	(957,701)
Less: Net loss attributable to non-controlling interests	88,092	285,564
Net loss attributable to the Company	(356,893)	(672,137)

Loss per share (basic and diluted) (Note 16)	(0.00)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

F-5

SAVE FOODS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars except share and per share data)

	Year ended
	December 31
	2018	2017

Net loss for the year	(444,985)	(957,701)
Foreign currency translation adjustments	-	(66,797)
Comprehensive loss for the year	(444,985)	(1,024,498)
Less: Net loss attributable to non-controlling interests	88,092	312,450
Net loss attributable to the Company	(356,893)	(712,048)

The accompanying notes are an integral part of the consolidated financial statements.

F-6

SAVE FOODS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(U.S. dollars, except share and per share data)

	Number of Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Proceeds on account of shares	Accumulated deficit	Total Company’s stockholders’ equity	Non- controlling interest	Total stockholders’ deficit

BALANCE AT JANUARY 1, 2017	9,075,115	907	7,159,963	13,636	-	(7,684,061)	(509,555)	(233,908)	(743,463)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Issuance of shares for cash	38,199,553	3,820	378,176	-	-	-	381,996	-	381,996
Issuance of shares for services	24,520,000	2,452	242,748	-	-	-	245,200	-	245,200
Stock based compensation	-	-	66,353	-	-	-	66,353	44,699	111,052
Transactions with non-controlling interests	-	-	89,335	-	-	-	89,335	208,091	297,426
Loss for the year	-	-	-	-	-	(672,137)	(672,137)	(285,564)	(957,701)
Foreign currency translation adjustments	-	-	-	(39,911)	-	-	(39,911)	(26,886)	(66,797)
BALANCE AT DECEMBER 31, 2017	71,794,668	7,179	7,936,575	(26,275)	-	(8,356,198)	(438,719)	(293,568)	(732,287)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Issuance of shares for cash	34,589,386	3,459	910,874	-	-	-	914,333	-	914,333
Issuance of shares for services	2,000,000	200	19,800	-	-	-	20,000	-	20,000
Transactions with non-controlling interests	28,872,516	2,887	(109,491)	-	-	-	(106,604)	343,885	237,281
Issuance of shares for Preferred Dividend	1,166,667	117	34,883	-	-	-	35,000	-	35,000
Proceeds on account of shares in yet issued	-	-	-	-	105,000	-	105,000	-	105,000
Stock based compensation	-	-	46,110	-	-	-	46,110	31,063	77,173
Comprehensive loss for the year	-	-	-	-	-	(356,893)	(356,893)	(88,092)	(444,985)
BALANCE AT DECEMBER 31, 2018	138,423,237	13,842	8,838,751	(26,275)	105,000	(8,713,091)	218,227	(6,712)	211,515

The accompanying notes are an integral part of the consolidated financial statements.

F-7

SAVE FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars)

	Year ended
	December 31
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(444,985)	$(957,701)
Adjustments required to reconcile net loss for the period to net cash used in operating activities:
Depreciation and amortization	75,591	16,737
Gain from sales of Property and Equipment	(1,788)	-
Increase in liability for employee rights upon retirement	(3,801)	(52,755)
Stock based compensation	97,173	356,252
Interest on convertible bonds and loans	(54,825)	25,559
Decrease (increase) in accounts receivable	4,123	20,926
Decrease (increase) in inventory	(23,117)	(9,322)
Decrease (increase) in other current assets	27,124	(62,659)
Increase (decrease) in accounts payable	41,295	(10,043)
Increase (decrease) in other accounts payable	(223,289)	49,776
Net cash used in operating activities	(506,499)	(623,230)
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in funds in respect of employee rights upon retirement	2,536	49,356
Proceeds from sales of Property and Equipment	5,768
Purchase of Property and Equipment	(2,529)	(54,478)
Net cash used in investing activities	5,775	(5,122)
CASH FLOWS FROM FINANCING ACTIVITIES:
Credit from banking institution	(4,462)	4,731
Short-term loan from banking institute	(8,365)	8,365
Payments on secured promissory notes	(50,352)	(100,000)
Proceeds from long-term loans from banking institute	-	85,088
Repayments of long-term loans from banking institute	(18,942)	-
Changes in equity of non-consolidated subsidiary	-	297,426
Proceeds from stock issued for cash	914,333	379,236
Proceeds on account of shares	105,000	-
Repayments of loans from stockholders	(25,000)	(22,688)
Net cash provided by financing activities	912,212	652,158

INCREASE IN CASH AND CASH EQUIVALENTS	411,488	23,806

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	28,318	4,512

CASH AND CASH EQUIVALENTS AT END OF YEAR	439,806 $	$28,318
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$60,494	$14,059
Non cash transactions:
Transactions with non-controlling interests (Conversion of Convertible Loans in subsidiary’s equity)	$237,281	$-
Issuance of shares against Accounts payable and loans	35,000	2,760

The accompanying notes are an integral part of the consolidated financial statements.

F-8

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A.	Operations

Save Foods Inc. (the “Company”) was incorporated on April 1, 2009, under the laws of the State of Delaware. On April 27, 2009, the Company acquired from its stockholders all of the issued and outstanding shares of Pimi Agro Cleantech Ltd. (hereinafter: “Pimi Israel”), including preferred and ordinary shares.

Pimi Israel was incorporated in 2004 and commenced its operations in 2005. Pimi Israel develops, produces, and focuses on delivering innovative solutions for the food industry aimed at improving food safety and prolonging shelf life of fresh produce.

In February 2010, the Company’s shares of common stock began quotation on the OTC Bulletin Board under the symbol “PIMZ.OB”. As of the date of the financial statements the Company’s shares of common stock are quoted on the OTC Pink under the symbol “SAFO”.

B.	Going concern uncertainty

Since its incorporation (April 1, 2009), the Company has not had any operations other than those carried out by Pimi Israel. The development and commercialization of Pimi Israel’s products will require substantial expenditures. Pimi Israel and the Company have not yet generated sufficient revenues from their operations to fund the Group activities and are therefore dependent upon external sources for financing their operations. There can be no assurance that Pimi Israel and the Company will succeed in obtaining the necessary financing to continue their operations. As of December 31, 2018, the Company had $439,806 in cash, a working capital of $192,982 and an accumulated deficit of $8,713,091.

The Company will need to secure additional capital in the future in order to meet its anticipated liquidity needs primarily through the sale of additional Common Stock or other equity securities and/or debt financing. Funds from these sources may not be available to the Company on acceptable terms, if at all, and the Company cannot give assurance that it will be successful in securing such additional capital.

The Company focuses its solutions towards vegetables and fruits which are considered the largest in terms of worldwide consumption. Among other things, the Company tries to cooperate with major fruit packing houses in Israel and abroad. As of balance sheet date, the Company had not signed any significant agreements.

These factors raise substantial doubt about Pimi Israel and the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-9

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continue)

C.	Risk factors

The Company and Pimi Israel (collectively, the “Group”) face a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Group’s products, the effects of technological changes, competition and the development of products by competitors. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Group’s future results. In addition, the Group expects to continue incurring significant operating costs and losses in connection with the development of its products and increased marketing efforts. As mentioned above, the Group has not yet generated significant revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its current stockholders and investors or from third parties.

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the going concern assumptions.

B.	Functional currency

The functional currency of the Company is the US dollar (“US$”), which is the currency of the primary economic environment in which the operations of the Company are conducted. The functional currency of its foreign subsidiary in the year ended December 31, 2018 is the US$ and in the year ended December 31, 2017 was the New Israeli Shekel (“NIS”).

By December 31, 2017, the financial statements of the subsidiary were translated into US dollars in accordance with the relevant standards of the Financial Accounting Standards Board (“FASB”). Accordingly, assets and liabilities were translated from NIS to US dollars using year-end exchange rates, and income and expense items were translated at average exchange rates during the year. Gains or losses resulting from translation adjustments are reflected in stockholders’ deficit, under “accumulated other comprehensive income (loss)”. Balances denominated in, or linked to foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date. For foreign currency transactions included in the statements of operations, the exchange rates applicable on the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses.

	2018	2017

Official exchange rate of 1 NIS to US dollar at end of year	0.267	0.288

F-10

SAVE FOOD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated on consolidation.

D.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Accounts receivables

Accounts receivables are stated at their net realizable value. The allowance against gross accounts receivables reflects the best estimate of losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. As of December 31, 2018, and 2017, an allowance for doubtful debts in the amount of $24,623 and $22,777, respectively, is reflected in net accounts receivables. Accounts receivables are written off after all reasonable means to collect the full amount have been exhausted.

F.	Property, plant and equipment, net

1.	Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the Statements of Operations and Comprehensive Loss.

2.	Rates of depreciation:

%

Furniture and office equipment	7-15
Machines	10-15
Computers	33.3
Vehicle	15

G.	Impairment of long-lived assets

The Group’s long-lived assets are reviewed for impairment in accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During the year ended December 31, 2018, the Company incurred impairment losses in the amount of $36,700 attributed to a machine that the Company discontinued its use during the year. The impairment expenses was recorded in Research and Development expenses.

F-11

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

H.	Deferred income taxes

The Group accounts for income taxes in accordance with ASC Topic 740, “Income Taxes”. Accordingly, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

The Group accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2018 and 2017 financial statements and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

I.	Liability for employee rights upon retirement

Pimi Israel’s liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. Pimi Israel makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits/losses.

Severance expenses for the years ended December 31, 2018 and 2017, amounted to $9,919 and $10,972, respectively.

J.	Revenue recognition

Revenues are recognized when delivery has occurred and there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivables is reasonably assured and no further obligations exist.

Revenues from sales of products are recognized when title and risk and rewards for the products are transferred to the customer.

K.	Research and development expenses

Research and development expenses are charged to operations as incurred. Grants received by the Company from the Government of Israel through the Israeli Innovation Authority (the “IIA”) for the development of approved projects are recognized as a reduction of expenses against the related costs incurred (see also L. below).

F-12

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

L.	Royalty-bearing grants

Royalty-bearing grants from the IIA for funding approved research and development projects are recognized at the time Pimi Israel is entitled to such grants (i.e. at the time that there is reasonable assurance that the Company will comply with the conditions attached to the grant and that there is reasonable assurance that the grant will be received), on the basis of the costs incurred and reduce research and development costs. The cumulative research and development grants received by the Company from inception through December 2018 amounted to $121,753.

As of December 31, 2018, and 2017, the Company did not accrue for or pay any royalties to the IIA since no revenues were recognized in respect of the funded projects.

M.	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost of raw and packaging materials, purchased products, manufactured finished products and products in process are determined on the average costs basis.

The Company regularly reviews its inventories for impairment and reserves are established when necessary.

N.	Basic and diluted loss per ordinary share

Basic loss per ordinary share is computed by dividing the loss for the period applicable to ordinary shareholders, by the weighted average number of shares of common stock outstanding during the period. Securities that may participate in dividends with the shares of common stock (such as the convertible preferred) are considered in the computation of basic loss per share under the two class method. However, in periods of net loss, only the convertible preferred shares are considered, since such shares have a contractual obligation to share in the losses of the Company.

In computing diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon the exercise of potential shares. Accordingly, in periods of net loss, no potential shares are considered.

O.	Stock-based compensation

The Company measures and recognizes the compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments including grants of stock options are recognized in the statement of comprehensive loss as an operating expense based on the fair value of the award at the date of grant. The fair value of stock options granted is estimated using the Black-Scholes option-pricing model. The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, over the requisite service period or over the implicit service period when a performance condition affects the vesting, and it is considered probable that the performance condition will be achieved.

Share-based payments awarded to consultants (non-employees) are accounted for in accordance with ASC Topic 505-50, “Equity-Based Payments to Non-Employees”.

F-13

SAVE FOODS, INC.

NOTES TOCONSOLIDATED FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

P.	Fair Value Measurements

The Company measures and discloses fair value in accordance with the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2 – pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash and cash equivalents is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

Q.	Other comprehensive income (loss)

Other comprehensive income (loss), presented in stockholders’ equity (deficit), includes, in addition to loss, gains and losses from the translation of the results of foreign subsidiary to the reporting currency.

R.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in Dollars and New Israeli Shekels, are deposited with major banks in Israel and United States. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

As of December 31, 2018, the Company has an unutilized credit line of approximately $16,000 with an Israeli bank.

F-14

SAVE FOODS, INC.

NOTES TOCONSOLIDATED FINANCIAL STATEMENTS

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

S.	Contingencies

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

T.	New Accounting Pronouncements Adopted in Fiscal Year 2018

The FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” and related amendments, which are jointly referred to as Accounting Standards Codification (ASC) Topic 606. This standard replaced most existing revenue recognition guidance in GAAP and requires entities to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. A performance obligation is defined as a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company adopted the provisions of this standard on January 1, 2018, using the modified retrospective method. There was no cumulative effect of initially applying the standard, nor is there any material difference in revenue for the year ended December 31, 2018, as compared with GAAP that was in effect prior to January 1, 2018.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07). The new guidance expands the scope of ASC 718, Compensation – Stock Compensation, to include share-based payments granted to nonemployees in exchange for goods or services used or consumed in an entity’s operations, and supersedes the guidance in ASC 505-50, Equity-Based Payments to NonEmployees. Once adopted, the fair value of awards granted to nonemployees will be determined as of the grant date and recognized, in expense, over the service period. Previous guidance required the fair value of awards granted to nonemployees to be remeasured at intervals in determining the expense to be recognized. ASU 2018-07 is effective for public business entities in annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures, if any.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases”. Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. ASU No. 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. In July 2018, the FASB issued amendments in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements and related disclosures.

F-15

SAVE FOODS, INC.

NOTES TOCONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 3 – OTHER CURRENT ASSTES

	December 31,
	2018	2017

Prepaid expenses and advances to vendors	24,866	62,505
Government Institutions	18,615	6,478
Short term deposit	20,011	-
	63,492	68,983

NOTE 4 – PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017

Computers	9,861	6,377
Furniture and office equipment	4,964	4,964
Machines	111,843	111,053
Vehicles	85,149	96,426
	211,817	218,820
Less - accumulated depreciation	(89,974)	(56,635)
Less – Impairment of long lived assets	(36,700)	-
Total property and equipment, net	85,143	162,185

In the years ended December 31, 2018 and 2017, depreciation was US$ 38,891 and US$ 16,737 respectively, and additional property and equipment were purchased in an amount of US$ 2,529 and US$ 54,478, respectively.

NOTE 5 – OTHER ACCOUNTS PAYABLE

	December 31,
	2018	2017
	US Dollars	US Dollars

Employees and related institutions	110,267	94,955
Accrued expenses	153,735	392,336
	264,002	487,291

F-16

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – SECURED PROMISSORY NOTES

During October and November 2016 Pimi Israel entered into two Secured Promissory Notes (the “Notes”) with an investor in an aggregate amount of $100,000. The Notes bear interest at a rate of 10% per annum until December 31, 2016, computed monthly, and commencing January 1, 2017 and until the full repayment of the Notes, 5% per month. On October 2017 Pimi Israel paid back the principal amount of the Secured Promissory Notes ($100,000). On November 15, 2017 the Board of directors of the Pimi Israel approved the issuance of 8,869 ordinary shares NIS 0.01 par value in respect of accrued interest in the amount of $4,895. The remaining balance of the interest owed as of December 31, 2017 ($50,352) was repaid during February 2018.

NOTE 7 – CONVERTIBLE LOANS

A.	On July 25, 2018 the Company and the holder of convertible loans (the “Loans”) issued during 2010 with an outstanding balance of $56,393, entered into an Amendment no 1 to the Note and Share Purchase Agreement according to which the Company paid the holder $25,000 for the remaining outstanding balance. As a result of this agreement the Company recorded income of $29,314 on financial income (loss) expenses.

B.	In November 2014, Pimi Israel entered into a Convertible Bridge Loan Agreement (the “November Loan”) with a U.S Company (the “Investor”) in an amount of $200,000. The November Loans bears interest at a rate of 8% per annum, computed annually and are automatically converted into shares of the Company’s common stock, in the event of the consummation by the Company of a Qualified Financing (as defined in the agreement) of at least $3,000,000 (“Qualified Financing”) a price per share of $0.5684. In addition, the Company issued to the Investor warrants to purchase up to 351,865 shares of common stock of the Company, par value NIS0.01 per share at an exercise price of $0.5684 per share. The warrants are exercisable for a period of 5 years.

In the event of Qualified Financing, the November Loans shall be automatically converted into the same class of shares as shall be issued by the Company at the closing of the Qualified Financing, on the same terms and conditions and having the same rights and preferences as such shares issued in the Qualified Financing, provided however that in the event that prior to the repayment or conversion of the November Loan and within 90 days following thereto, the Company issues additional equity security at a price per share less than $0.5684, the conversion price shall be reduced to a price equal to such lower conversion price.

In an event on Non-Qualified Financing the Investors shall be entitled (but not required) to convert the outstanding November Loan amount into the same class of shares as shall be issued by the Company at the closing of the Non-Qualified Financing on the same terms and conditions and having the same rights and preferences as such shares issued in the Non-Qualified Financing, at a price per share of $0.5684, provided however that in the event that prior to the repayment or conversion of the November Loan and within 90 days following thereto, the Company issues additional equity security at a price per share less than $0.5684, the conversion price shall be reduced to a price equal to such lower conversion price.

F-17

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – CONVERTIBLE LOANS (continue)

In the event the November Loan shall not be converted the outstanding November Loan shall be automatically converted on the second anniversary, into the same class of shares as shall be issued by the Company at the most recent financing round, at a price per share of $0.5684.

In addition to the above, the agreements includes, among other, conditions according to which in the event of Deemed liquidation as defined in the agreement (which include, among other, merger or sale of substantially all of Company’s assets or shares, transfer of Company’s intellectual property, liquidation, dissolution etc.), the outstanding principal amount (and, if so elected by the Investors, the accrued interest) shall be repaid, in an amount which is the greater of (i) principal amount (and interest if so elected) as of the date of the event or (ii) the proceeds that would be allocated to the Investors of such of the most senior class of shares then existing would be converted at the conversion valuation.

Pimi Israel undertook to pay 10% of the Loans amount for consulting and fund raising services in the amount of $20,000. Pimi Israel has estimated the fair value of the warrants at a value of $157,988 at the date of issuance using the Black-Scholes option pricing model using the following assumptions:

%
Dividend yield	0
Risk-free interest rate	3%
Expected term (years)	5
Volatility	84.8%
Share price	0.64
Exercise price	0.5684

In accordance with ASC 470-20 and since the November Loan provides settlement only in stock, the November Loan warrants were not considered embedded derivative and were classified to equity. The value of the warrants was recorded as interest expenses.

On August 4, 2016 Pimi Israel and the Investor entered into an Addendum No. 1 to the November Loan agreement according to which (i) the term of the loan extended for two additional years commencing on November 30,2016 and (ii) during the additional period the outstanding loan amount shall bear an annual interest of 1% and (ii) on November 30, 2018 the outstanding loan amount shall be automatically converted in the same class of shares as shall be issued by the Company at the closing of the most recent financing round, at a price per share of $0.5684. The other terms of the November Loan agreement were not changed.

As detailed above, the November loan provided the investor with rights to reduce the conversion price in the event the Company issues additional equity security at a price per share less than $0.5684, to such lower conversion price. On August 14, 2018 the Convertible Loan ($237,281) was fully converted to 1,189,845 ordinary shares of Pimi Israel (price per share of $0.2).

F-18

SAVE FOODS, INC.

NOTES TOCONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars)

NOTE 8 - LONG-TERM LOANS FROM BANKING INSTITUTIONS

A.	Composition

	Interest rate at December 31	December 31,
	2018	2018	2017
	%
Long-term loans	2.25-5.9	60,802	85,088
Less current maturities		(22,876)	(23,709)
		37,926	61,379

B.	Maturity dates:

First year	22,876
Second year	24,016
Third year	6,551
Fourth year	7,359
60,802

F-19

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMITMENT AND CONTINGENT LIABILITIES

A.	Pimi Israel is committed to pay royalties to the IIA on the proceeds from sales of products resulting from research and development projects in which the IIA participates by way of grants. In the first 3 years of sales the Company shall pay 3% out of the sales of the product which was developed under the research and development projects. In the fourth, fifth and sixth years of sales, the Company shall pay 4% of such sales and from the seventh year onwards the Company shall pay 5% up to 100% of the amount of grants received plus interest at LIBOR. Pimi Israel was entitled to the grants only upon incurring research and development expenditures. There were no future performance obligations related to the grants received from the IIA. As of December 31, 2013, the contingent liabilities with respect to grants received from the IIA, subject to repayment under these royalty agreements on future sales is NIS 484,429 (US$ 121,753), not including interest.

B.	The Company and its subsidiary currently lease office space at Kibbutz Alonim under a short-term operating lease. During the years 2018 and 2017, the Company paid an annual rent of $10,490 and $13,744, respectively. In addition, The Company and its subsidiary entered into a short term lease agreement for a period of one year ending at September 1, 2019, with a shareholder for the lease of an office and related services for a monthly fee of NIS 5,000 (approximately $1,400).

C.	On July 2011, the Pimi Isarel filed to the Commissioner of Patent (“The Commissioner”) at the Israeli Patent Office (“ILPO”), an opposition to a patent application made by Xeda International S.A (“Xeda”), which would have restricted Pimi Israel’s operations.

On June 2018 the Commissioner accepted the subsidiary opposition to Xeda patent application and has rejected the application. The Commissioner has awarded the Subsidiary with expenses and legal fees of appx. 165,000 NIS (approximately $46,000)

On September 2018, Xeda has filed an appeal to the District Court in Jerusalem on the Commissioner Decision and on January 2019 the District Court has dismissed the appeal and awarded Pimi Israel expenses and legal fee at the sum of 50,000 NIS (approximately $13,000).

On February 2019, Xeda filed a request to appeal to the Israeli High Court. The Subsidiary was requested to answer the request until April 18, 2019.

D.	In January 2009, Pimi Israel entered in a Joint Venture Agreement (“JV”) with Vegiesafe LLC (directly or through Earthbound LLC) (“Vegiesafe”) a Limited Liability Company registered in the USA, which is part of a group of companies engaged in consulting to mass-market retailers and major supermarket chains in North America.

The JV will market, sell and distribute Pimi Israel’s products and technology throughout the USA on an exclusive basis, and throughout Canada and Mexico on a non-exclusive basis. Vegiesafe shall seek retailers and/or major distributors in the USA, who will recommend to its producer and/or suppliers to produce and supply the Isopropyl (N-3 – Chlorophenyl) carbamate (CIPC) free potatoes or CIPC free potato products. The exclusivity is subject to milestones of annual sales. Pimi Israel shall have 70% of the rights in the JV and will nominate two of its directors, and Vegiesafe will have 30% of the rights and will nominate one director. In May 2009 Pimi Israel and Vegiesafe mutually agreed on continuation of the Joint Venture. Accordingly, Vegiesafe’s exclusivity was subject to certain additional milestones. As of the date of these financial statements VegiSafe has not complied with the above milestones and the Company has not taken any actions against VegiSafe with this regard.

Vegiesafe invested in the JV an aggregate amount of US$ 250,000 which was used to cover expenses reflected in a budget prepared for the JV and approved by Vegiesafe and Pimi Israel. On August 9, 2010 Pimi Israel signed with Vegiesafe an Addendum to the Agreement dated January 20, 2009, expanding JV’s activities to certain vegetables. In addition, Pimi Israel has agreed to expand the activities of JV in the USA to citrus fruits, provided that Vegiesafe will bear all the costs and expenses which in Pimi’s opinion are reasonable for distribution and implementation of its product in the US.

F-20

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMITMENT AND CONTINGENT LIABILITIES (continue)

D.	(continue)

In February 2014 we amended the terms and conditions of our cooperation with VegiSafe by expanding their activities for promotion of our STHP based technology worldwide, on an unexclusive basis. VegiSafe shall be entitled to certain percentage of our net revenues generated by a customer introduced by VegiSafe and shall bear certain costs and expenses related to our engagement with such customer.

On April 26, 2017 Pimi Israel and VegiSafe LLC (directly or through Earthbound LLC) (“VegiSafe) agreed to waive any and all of VegiSafe rights arising under the January 2009 agreement for 10% of Pimi Israel share capital. Accordingly, Pimi Israel issued to VegiSafe 1,425,808 ordinary shares of Pimi Israel. The shares were valued at $260,104 and Pimi Israel recorded loss in amount of $242 thousand in the statement of operation loss.

NOTE 10 – SHAREHOLDERS’ EQUITY

Description of the rights attached to the Shares in the Company:

Common stock:

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of stockholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the stockholders of the Company’s common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of the directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Transactions:

On August 22, 2017, the Company issued 8,000,000 ordinary shares of the Company to Nir (a company held by Company’s CEO), 4,000,000 shares of common stock of the Company to Omdan Consulting and Instruction Ltd and 4,000,000 shares of common stock of the Company to Mr. Alon Carmel (a former director of the Company) for services. The Company has estimated the fair value of such shares, and recorded an expense of $80,000, 40,000 and 40,000, respectively.

On August 31, 2017, the Company issued 7,000,000 shares of common stock of the company to two consultants in respect of economic consultancy and business development services consulting agreements with the Company. The Company has estimated the fair value of such shares and recorded an expense of $70,000.

On September 29, 2017 and following the approval of the stockholders’ meeting, the Company increased its authorized capital to 500,000,000 shares consisting of 495,000,000 shares of Common Stock and 5,000,000 of Preferred Stock. In addition, the Company amended its shares par value from $0.01 to $0.0001.

F-21

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SHAREHOLDERS’ EQUITY (continue)

On November 5, 2017, the Company issued 37,923,553 shares of common stock of the Company $0.0001 par value to investors, for total consideration of $379,236.

On November 5, 2017, the Company issued 720,000 shares of common stock of the Company $0.0001 par value in return for office fees for the period between September 2017 and December 2017. The Company has estimated the fair value of such shares at $7,200.

On November 5, 2017, the Company issued 800,000 shares of common stock of the Company $0.0001 par value in return for IT services for the period between September 2017 and December 2017. The Company has estimated the fair value of such shares at $8,000.

On November 5, 2017, the Company issued 276,000 shares common stock of the Company $0.0001 par value in return for loan granted to the Company in 2013, of which $2,500 were recorded as a return of principal and the remaining $260 were recorded as interest expenses.

On January 24, 2018, the Company issued 5,000,000 shares of common stock of the Company $0.0001 par value, for total consideration of $50,000.

On January 24, 2018, the Company issued 1,000,000 shares of common stock of the Company $0.0001 par value to Nir Ecology Ltd. (a shareholder of the Company) on account of services rendered to the Company for a period of three and a half months. The Company evaluated the cost of the shares at $10,000.

In addition, the Company issued 1,000,000 shares of common stock of the Company $0.0001 par value to Omdan Consulting and Instructing Ltd., a company owned by Mr. Eitan Shmueli and his wife Mrs. Vivy Shmueli) on account of IT services rendered to the Company for a period of five months. The Company evaluated the cost of the shares at $10,000.

On April 29, 2018, the Company issued 3,000,000 shares of common stock of the Company $0.0001 par value, for total consideration of $30,000.

In August 2018, the Company issued 1,166,667 shares of Common Stock to several existing shareholders of the Company who were owed a sum of $35,000.

On August 16, 2018, the Company issued 28,872,516 shares of Common Stock to 19 Accredited Investors who held shares in the Subsidiary in exchange for 7,218,129 shares of the Subsidiary, at the rate of 4 shares of Common Stock of the company for 1 share of the Subsidiary. As a result of the exchange the Company increased its holdings in the Subsidiary to from appx. 60% to appx. 98%. The Company accounted the exchange as equity transaction therefore no gain or loss was recognized in the consolidated financial statements. The transaction was presented as Issuance of shares in exchange of subsidiary shares in the equity statement.

F-22

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SHAREHOLDERS’ EQUITY (continue)

On August 20, 2018, the Company issued 16,866,665 shares of Common Stock of the Company to 13 investors, for total consideration of $506,000 reflecting a price of 3 cents for one share of Common Stock of the Company.

On September 4, 2018, the Company issued 2,666,667 shares of common stock of the Company $0.0001 par value, to two accredited investors for total consideration of $80,000.

On October 8, 2018, the Company issued 3,833,833 shares of common stock of the Company $0.0001 par value, to an accredited investor for total consideration of $115,000.

On November 5, 2018 the Company issued 2,000,000 shares of Common Stock of the Company $0.0001 par value, to an accredited investor for total consideration of $60,000.

On November 5, 2018 the Company issued 666,666 shares of Common Stock of the Company $0.0001 par value, to an accredited investor for total consideration of $40,000.

On November 12, 2018 the Company issued 555,555 shares of Common Stock of the Company $0.0001 par value, to an accredited investor for total consideration of $33,333.

NOTE 11 – STOCK OPTIONS

On October 18, 2018, the Company adopted the 2018 Share Incentive Plan (the “ 2018 Equity Incentive Plan “), pursuant to which the Company’s Board of Directors is authorized to grant up to 20,000,000 options, exercisable into 20,000,000 shares of Common Stock of the Company. The purpose of the 2018 Equity Incentive Plan is to offer an attract and retain best available personnel, provide incentive to individuals who perform services for the Company and promote success of the Company’s business.

On January 3, 2019 the Company granted of 8,500,000 options under the 2018 Equity Incentive Plan of which 1,000,000 options are vested quarterly over three years commencing May 15, 2018, 3,750,000 options are vested 1/3 after a year commencing October 1, 2018 and the remaining 2/3 are vested quarterly over additional two years, 1,500,000 options are vested quarterly over three years commencing October 1, 2018 and 2,250,000 options are vested 1/3 after a year commencing January 1, 2019 and the remaining 2/3 are vested quarterly over additional two years

The following table presents the Company’s stock option activity for employees and directors of the Company for the year ended December 31, 2018:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1,2018	-	-
Granted (*)	6,250,000	0.03
Exercised	-	-
Forfeited or expired	-	-
Outstanding at December 31,2018	6,250,000	0.03
Number of options exercisable at December 31, 2018	-	-

(*) Options that were granted on January 3, 2019 with vesting that commences before December 31, 2018.

F-23

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars, except share and per share data)

NOTE 11 – STOCK OPTIONS (continue)

The aggregate intrinsic value of the awards outstanding as of December 31, 2018 is US$ 187,500. These amounts represent the total intrinsic value, based on the Company’s stock price of US$ 0.06 as of December 31, 2018, less the weighted exercise price. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The fair value of options granted was estimated at the dates of grant using the Black-Scholes option pricing model. The following are the data and assumptions used:

2018
Dividend yield	0
Expected volatility (%) (*)	90%
Risk-free interest rate (%) (**)	2.37%
Expected term of options (years) (***)	5
Exercise price (US dollars)	0.03
Share price (US dollars)	0.06
Fair value (US dollars)	0.048

(*)	Due to the low trading volume of the Company’s Common Stock, the expected volatility was based on the historical volatility of the share price of other public companies that operate in the same industry sector as the Company (agricultural chemical industry).
(**)	The risk-free interest rate represented the risk-free rate of US$ zero – coupon US Government Loans.
(***)	Due to the fact that the Company does not have sufficient historical exercise data, the expected term was determined based on the “simplified method” in accordance with SEC Staff Accounting Bulletin No. 110.

The total fair value estimation of the non-cash compensation of this grant was approximately $ 299,703. Costs incurred in respect of stock-based compensation for employees and directors, for the year ended December 31, 2018 were $71,692 (none for December 31, 2017).

As of December 31, 2018, there are 20,000,000 options available for future grants under the 2018 Equity Incentive Plan (exclusive of the 8,500,000 options issued after balance sheet date – see above).

F-24

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars, except share and per share data)

NOTE 12 – COST OF SALES

	Year ended December 31
	2018	2017

Materials	98,617	92,774
Transportation and storage	10,704	22,223
Other expenses	1,770	10,040
	111,091	125,037

NOTE 13 – RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31
	2018	2017

Salaries and related expenses	166,609	54,154
Materials	4,538	14,100
Professional fees	42,955	150,748
Depreciation and amortization	60,795	14,109
Travel expenses	37,147	62,682
Vehicle maintenance	14,364	7,948
Rent and asset management	10,490	9,551
Office maintenance and other	20,179	9,671
	357,077	322,963

F-25

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars, except share and per share data)

NOTE 14 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2018	2017

Salaries and related expenses	-	490,502
Insurance	49,610	41,346
Rent and office maintenance	12,680	10,817
Vehicle maintenance	-	11,966
Levies and tolls	17,523	13,876
Professional services	250,096	2,958
Communications	4,788	1,678
Doubtful debts	-	14,309
Depreciation	1,658	2,628
	336,355	590,080

NOTE 15 – INCOME TAX

US resident companies are taxed on their worldwide income for corporate income tax purposes at a statutory rate of 35%. No further taxes are payable on this profit unless that profit is distributed. If certain conditions are met, income derived from foreign subsidiaries is tax exempt in the US under applicable tax treaties to avoid double taxation.

Taxable income of Israeli company was subject to tax at the rates as follows:

A.	On July 30, 2013, the Israeli parliament approved the Law for the Change in National Priorities (Legislative Amendments to Achieve Budgetary Goals for 2013 and 2014) – 2013 (hereinafter – the “Law for the Change in National Priorities”), which, among other things increased the standard Israeli corporate income tax rate from 25% to 26.5% effective as of January 1, 2014.

On January 4, 2016, the Israeli parliament passed the Law for Amendment of the Income Tax Ordinance No. 216, which, among other things reduced the standard Israeli corporate income tax rate from 26.5% to 25% effective as of January 2016.

In December 2016, the Israeli parliament passed the Economic Efficiency Law (Legislative Amendments to Achieve Budget Targets for the 2017 and 2018 Budget), which set a further reduction of corporate tax from 25% to 23%. The provisions of the law included a Temporary Order stipulate that the corporate tax rate in 2017 will be 24%. As a result, the corporate tax rate that will apply in 2017 will be 24% and the corporate tax rate that will take effect from 2018 onwards will be 23%

The Company and Pimi Israel has not received final tax assessments since its inception.

As of December 31, 2018, the Company and Pimi Israel has carry forward losses for tax purposes of approximately $7,620,000 and $729,000, respectively, which can be offset against future taxable income, if any.

F-26

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars, except share and per share data)

NOTE 15 – INCOME TAX (continue)

B.	The following is reconciliation between the theoretical tax on pre-tax income, at the tax rate applicable to the Company (federal tax rate) and the tax expense reported in the financial statements:

	Year ended December 31
	2018	2017
	US Dollars

Pretax loss	356,893	672,137
Federal tax rate	35%	35%
Income tax computed at the ordinary tax rate	124,913	235,248
Non-deductible expenses	(2,565)	(104,482)
Stock-based compensation	(40,719)	(118,257)
Tax in respect of differences in corporate tax rates	(19,031)	(38,790)
Losses and timing differences in respect of which no deferred taxes were generated	(62,598)	26,281
	-	-

C.	Deferred taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company’s future tax assets are as follows:

	Year ended December 31
	2018	2017
	US Dollars
Composition of deferred tax assets:

Provision for employee related obligation	26,390	22,759
Non capital loss carry forwards	2,096,343	1,993,910
Valuation allowance	(2,122,733)	(2,016,669)
	-	-

F-27

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars, except share and per share data)

NOTE 16 – LOSS PER ORDINARY SHARE

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares of common stock used in computing basic and diluted loss per ordinary share for the years ended December 31, 2018 and 2017, are as follows:

	Year ended December 31
	2018	2017
	Number of shares

Weighted average number of shares of common stock outstanding attributable to ordinary shareholders	99,993,121	23,270,444
Total weighted average number of shares of common stock related to outstanding options, excluded from the calculations of diluted loss per share (*)	6,250,000	-

(*)	The effect of the inclusion of option and convertible loans in 2018 and 2017 is anti-dilutive.

NOTE 17 – RELATED PARTIES

A.	Transactions and balances with related parties

	Year ended December 31
	2018	2017

General and administrative expenses:
Directors compensation	123,904	-
Professional services	-	107,552
Salaries and fees to officers	62,871	184,681
	(*)186,775	(*)292,233
(*) share based compensation	49,406	120,000

Research and development expenses:
Salaries and fees to officers	(*)95,454	(*)82,883
(*) share based compensation	13,104	4,030

B. Balances with related parties and officers:
Other accounts payables	197,635	373.299

F-28

SAVE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars, except share and per share data)

NOTE 18 – SUBSEQUENT EVENTS

During January 2019 the Company issued total of 2,000,000 shares of Common Stock of the Company $0.0001 par value, to accredited investors for total consideration of $120,000.

During February 2019 the Company issued total of 3,750,000 shares of Common Stock of the Company $0.0001 par value, to accredited investors for total consideration of $225,000.

During March 2019 the Company issued total of 1,666,666 shares of Common Stock of the Company $0.0001 par value, to accredited investor for total consideration of $100,000.

In addition, During March 2019 the Company issued 833,333 shares of Common Stock of the Company $0.0001 par value, to an accredited investor for total consideration of $50,000 and on the same time issued him 833,333 shares of Common Stock $0.0001 par value for total consideration of $66,666 and 833,333 warrants to purchase the company shares of Common Stock at an exercise price of 12 cents.

On April 02, 2018 the Company signed a subscription agreement according to which the Company invested 10,000 Canadian Dollars in exchange for 62.5% of Savescann Solutions Inc.

F-29

SAVE FOODS, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

F-30

SAVE FOODS, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

IN U.S. DOLLARS

F-31

SAVE FOODS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars except share and per share data)

	June 30,	December 31,
	2019	2018
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	497,060	439,806
Restricted Cash	36,646	-
Accounts receivable, net	39,490	135,297
Inventories	-	38,085
Other current assets	64,093	63,492
Total Current assets	637,289	676,680
Property and Equipment, Net	81,604	85,143
Investment in affiliated company	1,185	-
Funds in Respect of Employee Rights Upon Retirement	103,424	97,388
Total assets	823,502	859,211

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term loan from banking institution	6,929	23,145
Accounts payable	174,912	196,551
Other accounts payable	277,704	264,002
Total current liabilities	459,545	483,698
Long term from banking institution	17,775	37,926
Liability for employee rights upon retirement	135,225	126,072
Total liabilities	612,545	647,696

Stockholders’ Equity
Common stocks of US$ 0.0001 par value each (“Common Stocks”): 495,000,000 shares authorized as of June 30, 2019 and December 31, 2018; issued and outstanding 10,126,153 and 9,228,339 shares as of June 30, 2019 and December 31, 2018, respectively.	1,013	923
Preferred stocks of US$ 0.0001 par value (“Preferred stocks”): 5,000,000 shares authorized as of June 30, 2019 and December 31, 2018; issued and outstanding 0 shares as of June 30, 2019 and December 31, 2018.	-	-
Additional paid-in capital	9,856,237	8,851,670
Proceeds on account of shares	-	105,000
Foreign currency translation adjustments	(26,275)	(26,275)
Accumulated deficit	(9,606,276)	(8,713,091)
	224,699	218,227
Non-controlling interests	(13,742)	(6,712)
Total stockholders’ equity	210,957	211,515
Total liabilities and stockholders’ equity	823,502	859,211

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-32

SAVE FOODS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars except share and per share data)

	Six months ended June 30		Three months ended June 30
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues from sales of products	129,733	280,189	-	107,140
Cost of sales	(99,035)	(65,658)	(64,994)	(17,679)
Gross profit	30,698	531,214	(64,994)	461,89
Research and development expenses	(219,003)	(277,446)	(87,177)	(164,519)
Selling and marketing expenses	(258,161)	(18,091)	(111,599)	13,148
General and administrative expenses	(427,751)	(96,216)	(264,603)	(82,744)
Operating loss	(874,217)	(177,222)	(528,373)	(144,654)
Financing income (expenses), net	(21,318)	19,168	(7,816)	11,370
Share in losses of affiliated company	(6,382)	-	(6,382)	-
Net loss	(901,917)	(158,054	(542,571)	(133,284)

Less: Net loss attributable to non-controlling interests	8,732	7,347	5,148	25,075
Net loss attributable to the Company	(893,185)	(150,707)	(537,423)	(108,209)

Loss per share (basic and diluted)	(0.09)	(0.03)	(0.05)	(0.03)

Basic and diluted weighted average number of shares of common stock outstanding	9,741,521	5,259,578	9,872,441	5,389,212

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-33

SAVE FOODS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars, except share and per share data)

	Number of Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Proceeds on account of shares	Accumulated deficit	Total Company’s stockholders’ equity	Non-controlling interests	Total stockholders’ deficit

BALANCE AT DECEMBER 31, 2017	4,786,404	479	7,943,275	(26,275)	-	(8,356,198)	(438,719)	(293,568)	(732,287)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Issuance of shares for cash	2,305,972	231	914,102	-	-	-	914,333	-	914,333
Issuance of shares for services	133,334	13	19,987	-	-	-	20,000	-	20,000
Transactions with non-controlling interests	1,924,845	192	(106,796)	-	-	-	(106,604)	343,885	237,281
Issuance of shares for Preferred Dividend	77,784	8	34,992	-	-	-	35,000	-	35,000
Proceeds on account of shares in yet issued	-	-	-	-	105,000	-	105,000	-	105,000
Stock based compensation	-	-	46,110	-	-	-	46,110	31,063	77,173
Comprehensive loss for the year	-	-	-	-	-	(356,893)	(356,893)	(88,092)	(444,985)
BALANCE AT DECEMBER 31, 2018	9,228,339	923	8,851,670	(26,275)	105,000	(8,713,091)	218,227	(6,712)	211,515
CHANGES DURING THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2019:
Issuance of shares for cash	897,814	90	845,611	-	(105,000)	-	740,701	-	740,701
Stock based compensation	-	-	158,956	-	-	-	158,956	1,702	160,658
Comprehensive loss for six month ended June 30, 2019	-	-	-	-	-	(893,185)	(893,185)	(8,732)	(917,901)
BALANCE AT JUNE 30, 2019 (Unaudited)	10,126,153	1,013	9,856,237	(26,275)	-	(9,606,276)	224,699	(13,742)	210,957

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-34

SAVE FOODS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars except)

	Six months ended
	June 30,
	2019	2018
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(901,917)	(158,054)
Adjustments required to reconcile net loss for the period to net cash used in operating activities:
Depreciation and amortization	3,539	67,773
Share in losses of affiliated company	6,382	-
Increase (decrease) in liability for employee rights upon retirement	9,153	(3,772)
Stock based compensation	160,658	25,134
Interest on loans	1,342	49,177
Increase in accounts receivable	95,806	17,943
Decrease (increase) in inventory	38,085	(22,283)
Decrease (increase) in other current assets	211	(49,218)
Increase (decrease) in accounts payable	(21,639)	71,910
Increase (decrease) in other accounts payable	13,702	(159,814)
Net cash used in operating activities	(594,678)	(161,204)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated entity	(7,567)	-
Short term deposits in banking institutions	(36,646)
Increase in funds in respect of employee rights upon retirement	(6,036)	74,296
Net cash provided by (used in) investing activities	(50,249)	74,296

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments on secured promissory notes	-	(21,327)
Short-term loan from banking institute	-	-
Repayments of long term banking institute	(38,520)	-
Proceeds from stock issued for cash	740,701	80,000
Net cash provided by (used in) financing activities	702,181	58,673

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57,254	(28,235)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	439,806	28,318

CASH AND CASH EQUIVALENTS AT END OF PERIOD	497,060	83

The accompanying notes are an integral part of the condensed consolidated financial statement

F-35

SAVE FOODS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1 - GENERAL

Save Foods Inc. (the “Company”) was incorporated on April 1, 2009, under the laws of the State of Delaware. On April 27, 2009, the Company acquired from its stockholders all of the issued and outstanding shares of Save Foods Ltd (formerly Pimi Agro Cleantech Ltd). (hereinafter: “Save Foods Israel”), including preferred and ordinary shares.

Save Foods Israel was incorporated in 2004 and commenced its operations in 2005. Save Foods Israel develops, produces, and focuses on delivering innovative solutions for the food industry aimed at improving food safety and prolonging shelf life of fresh produce.

In February 2010, the Company’s shares of common stock began quotation on the OTC Bulletin Board under the symbol “PIMZ.OB”. As of the date of the financial statements the Company’s shares of common stock are quoted on the OTC Pink under the symbol “SAFO”.

On May 26, 2019, the Company amended and restated its Certificate of Incorporation to effect a 15 to 1 reverse stock split of the Company’s outstanding common stock.

As a result of the reverse stock split, which became effective on June 12, 2019, every 15 shares of the Company’s outstanding common stock prior to the effect of that amendment was combined and reclassified into one share of the Company’s common stock. No fractional shares were issued in connection with or following the reverse split. The number of outstanding shares of the Company’s common stock and par value of the shares remained unchanged.

All share, stock option and per share information in these condensed consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

Going Concern

Since its incorporation (April 1, 2009), the Company has not had any operations other than those carried out by Save Foods Israel. The development and commercialization of Save Foods Israel’s products will require substantial expenditures. Save Foods Israel and the Company have not yet generated sufficient revenues from their operations to fund the Group activities and are therefore dependent upon external sources for financing their operations. There can be no assurance that Save Foods Israel and the Company will succeed in obtaining the necessary financing to continue their operations. As of June 30, 2019, the Company had $497,060 in cash, a working capital of $177,744 and an accumulated deficit of $9,606,276.

The Company will need to secure additional capital in the future in order to meet its anticipated liquidity needs primarily through the sale of additional Common Stock or other equity securities and/or debt financing. Funds from these sources may not be available to the Company on acceptable terms, if at all, and the Company cannot give assurance that it will be successful in securing such additional capital.

The Company focuses its solutions towards vegetables and fruits which are considered the largest in terms of worldwide consumption. Among other things, the Company tries to cooperate with major fruit packing houses in Israel and abroad. As of balance sheet date, the Company had not signed any significant agreements.

These factors raise substantial doubt about Save Foods Israel and the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-36

SAVE FOODS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Unaudited Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiary, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and with the instructions to Form 10-Q. In the opinion of management, the financial statements presented herein have not been audited by an independent registered public accounting firm but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the financial condition, results of operations and cash flows for the for three-months ended June 30, 2019. However, these results are not necessarily indicative of results for any other interim period or for the year ended December 31, 2019. The preparation of financial statements in conformity with GAAP requires the Company to make certain estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

Certain information and footnote disclosures normally included in financial statements in accordance with generally accepted accounting principles have been omitted pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”). These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s Annual Report on published on the OTCIQ Alternative Reporting System, for the year ended December 31, 2018

Principles of Consolidation

The consolidated financial statements are prepared in accordance with US GAAP. The consolidated financial statements of the Company include the Company and its wholly-owned and majority-owned subsidiaries. All inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, certain revenues and expenses, and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates. Estimates are used when accounting for stock-based compensation.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for fair value measurements by removing, modifying or adding certain disclosures. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

F-37

SAVE FOODS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326) , which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” and subsequent amendments, which replaced existing lease guidance in GAAP and requires lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for leases greater than twelve months and disclose key information about leasing arrangements. The Company adopted the standard on January 1, 2019 using the modified retrospective method and used the effective date as our date of initial application. Financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. The new standard provides a number of optional practical expedients for transition. The Company elected the package of practical expedients under the transition guidance which permits the Company not to reassess under the new standards our prior conclusions for lease identification and lease classification on expired or existing contracts and whether initial direct costs previously capitalized would qualify for capitalization under ASC 842. The Company did not elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases.

The new standard also provides practical expedients and recognition exemptions for an entity’s ongoing accounting policy elections. The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities. The Company also elected the practical expedient not to separate lease and non-lease components for all of our leases.

The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting . The standard expands the scope of Topic 718 to include share-based payments issued to nonemployees for goods or services, simplifying the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early adoption permitted, including adoption in an interim period. The Company adopted this ASU on January 1, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

F-38

SAVE FOODS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 3 – SHAREHOLDERS’ EQUITY

During January 2019, the Company issued total of 133,337 shares of Common Stock of the Company $0.0001 par value, to accredited investors for total consideration of $120,000.

During February 2019, the Company issued total of 250,002 shares of Common Stock of the Company $0.0001 par value, to accredited investors for total consideration of $225,000.

During March 2019, the Company issued 111,112 shares of Common Stock of the Company $0.0001 par value, to accredited investor for total consideration of $100,000. In addition, During March 2019 the Company issued 55,556 shares of Common Stock of the Company $0.0001 par value, to an accredited investor for total consideration of $50,000 and on the same time issued him 55,556 shares of Common Stock $0.0001 par value for total consideration of $66,666 and 55,556 warrants to purchase the company shares of Common Stock at an exercise price of 12 cents.

During June 2019, the Company issued total of 222,223 shares of Common Stock of the Company $0.0001 par value, to accredited investors for total consideration of $200,000. In addition, During June 2019 the Company issued 70,028 shares of Common Stock of the Company $0.0001 par value, to an accredited investor for total consideration of $84,034 and on the same time issued him 70,028 warrants to purchase the company shares of Common Stock at an exercise price of 12 cents.

Reverse stock split

On April 23, 2019, the Company amended and restated its Certificate of Incorporation to effect a 15 to 1 reverse stock split of the Company’s outstanding common stock.

As a result of the reverse stock split, which became effective on June 11, 2019, every 15 shares of the Company’s outstanding common stock prior to the effect of that amendment was combined and reclassified into one share of the Company’s common stock. No fractional shares were issued in connection with or following the reverse split. The number of outstanding shares of the Company’s common stock and par value of the shares remained unchanged.

All share, stock option and per share information in these condensed consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

NOTE 4 – STOCK OPTIONS

On January 3, 2019 the Company granted of 566,669 options under the 2018 Equity Incentive Plan of which 66,667 options are vested quarterly over three years commencing May 15, 2018, 250,000 options are vested 1/3 after a year commencing October 1, 2018 and the remaining 2/3 are vested quarterly over additional two years, 100,002 options are vested quarterly over three years commencing October 1, 2018 and 150,000 options are vested 1/3 after a year commencing January 1, 2019 and the remaining 2/3 are vested quarterly over additional two years.

F-39

On April, 2019 the Board of Directors of the Company approved the issuance of 200,000 options to purchase 200,000 Company’s common stock 0.0001 par value, to Mr.Dan Sztubel, under the company’s 2018 Equity Incentive Plan. The options shall vest quarterly over three years, commencing April 1, 2019, and shall be exercisable for an exercise price of $0.45 per share. In addition, the Board of Directors of the Company approved the issuance of 100,000 options to purchase 100,000 Company’s common stock 0.0001 par value, to Mr.Dan Sztubel, subject to Save Foods Israel’s obtaining EPA and FDA approvals by the end of the second quarter of 2020. As of June 30, 2015, approximately $71,930 of unrecognized compensation costs are expected to be recognized upon receipt of the EPA and FDA, if and when received.

The following table presents the Company’s stock option activity for employees and directors of the Company for the six months ended June 30, 2019:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31,2018 (*)	416,669	0.45
Granted	450,000	0.45
Exercised	-	-
Forfeited or expired	25,000	0.45
Outstanding at June 30,2019	841,669	0.45
Number of options exercisable at June 30, 2019	63,890	0.45

(*) Options that were granted on January 3, 2019 with vesting that commences before December 31, 2018.

The aggregate intrinsic value of the awards outstanding as of June 30, 2019 is US$26,250. These amounts represent the total intrinsic value, based on the Company’s stock price of US$ 0.9 as of June 30, 2019, less the weighted exercise price. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The fair value of options granted was estimated at the dates of grant using the Black-Scholes option pricing model. The following are the data and assumptions used:

June 30, 2019 and December 31, 2018
Dividend yield	0
Expected volatility (%) (*)	90%
Risk-free interest rate (%) (**)	2.37%
Expected term of options (years) (***)	5
Exercise price (US dollars)	0.45
Share price (US dollars)	0.90
Fair value (US dollars)	0.72

(*)	Due to the low trading volume of the Company’s Common Stock, the expected volatility was based on the historical volatility of the share price of other public companies that operate in the same industry sector as the Company (agricultural chemical industry).
(**)	The risk-free interest rate represented the risk-free rate of US$ zero – coupon US Government Loans.
(***)	Due to the fact that the Company does not have sufficient historical exercise data, the expected term was determined based on the “simplified method” in accordance with SEC Staff Accounting Bulletin No. 110.

F-40

SAVE FOODS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The total fair value estimation of the non-cash compensation of this grants was approximately $1,540,471.

Costs incurred in respect of stock-based compensation for employees and directors, for the six and three months ended June 30, 2019 were $160,658 and $92,704, respectively (none for June 30, 2018).

NOTE 5 – RELATED PARTIES

A. Transactions and balances with related parties

	Six months ended June 30
	2019	2018

General and administrative expenses:
Directors compensation (*)	125,855	-
Salaries and fees to officers (*)	70,687	31,435
	196,542	31,435
(*) share based compensation	75,579	-

Research and development expenses:
Salaries and fees to officers	57,433	42,479
(*) share based compensation	-	2,058

B. Balances with related parties and officers:

	As of June 30,
	2019	2018

Other accounts payables	150,961	182,663

NOTE 6 – INVESTMENT IN SAVECANN SOLUTIONS INC

On April 02, 2019 the Company invested 10,000 Canadian Dollars in Savecann Solutions Inc. (Savescann) a newly formed company registered in Canada. As of June 30, 2019, the Company holds 20% of the outstanding shares of Savecann. Savecann intends to market Company’s solutions to the Cannabis market.

NOTE 7 – SUBSEQUENT EVENTS

During August 2019, the Company signed a subscription agreement with an investor according to which the Company will issue total of 83,334 shares of Common Stock of the Company $0.0001 par value, to accredited investor for total consideration of $100,000. In addition, and on the same time issued him 83,334 warrants to purchase the company shares of Common Stock at an exercise price of 12 cents.

F-41